     As filed with the Securities and Exchange Commission on August 11, 1999

                                                Registration Statement No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ---------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                   ---------

                             TRANSMEDIA NETWORK INC.
               (Exact Name of Registrant as Specified in Charter)


        Delaware                                              84-6028875
(State or Other Jurisdiction of                            (I.R.S. Employer
 Incorporation or Organization)                          Identification No.)


                            11900 Biscayne Boulevard
                              Miami, Florida 33181
                                 (305) 892-3300
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                   ---------

                                Gene M. Henderson
                             Chief Executive Officer
                            11900 Biscayne Boulevard
                              Miami, Florida 33181
                                 (305) 892-3300
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)

                                    Copy to:

                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                                   ---------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /______________


                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
    Title of each class of         Amount to be        Proposed maximum              Proposed maximum              Amount of
  securities to be registered       registered     offering price per share      aggregate offering price       registration fee
-----------------------------      ------------    ------------------------      ------------------------       ----------------
Rights to Purchase Series A
Preferred Stock (1)...........          (2)                     $ 0                           $ 0                        $ 0
Series A Preferred Stock .....          (2)                     (2)                       $10,000,000                   $2,780
Common Stock .................          (3)                     (3)                           (3)                        (3)
===================================================================================================================================

(1) Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Series A Preferred Stock underlying the rights.

(2) The actual number of rights and shares to be registered and the proposed offering price per share are omitted pursuant to Rule 457(o) as they cannot be determined at this time.

(3) Such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Series A Preferred Stock being registered hereunder. No separate consideration will be received by Transmedia upon conversion of the Series A Preferred Stock and, accordingly, no additional registration fee is payable pursuant to Rule 457(i).

                                   ---------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.
===============================================================================

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



Prospectus
______________ ___, 1999


                   Subject to Completion, dated _______, 1999

                             TRANSMEDIA NETWORK INC.

                                     [LOGO]

                        _____________ Subscription Rights

                 _____________Shares of Series A Preferred Stock

                      _____________ Shares of Common Stock

-------------------------------------------------------------------------------

We are distributing non-transferable rights to purchase Series A senior convertible redeemable preferred shares to persons who owned shares of our common stock as of the close of business on the record date, _________, 1999. We will issue up to [________] Series A preferred shares in this offering. You will have the right to subscribe for one Series A preferred share, at a subscription price of $_____, for each [_______] shares of common stock you owned on ______________, 1999. You will not receive any fractional rights. If you exercise all of your rights, you may also have the opportunity to purchase additional Series A preferred shares at the same purchase price.

Our Series A preferred shares will be convertible into our common stock.

You will be able to exercise your rights to purchase the Series A preferred shares only during a limited period. If you do not exercise your rights before 5:00 p.m., Eastern Standard Time, on ________, 1999, the rights will expire. We may decide to extend the rights offering, in our discretion, for up to 10 days.

Our common stock is listed on the New York Stock Exchange under the symbol "TMN." On August 5, 1999, the closing price of the common stock as reported by the NYSE was $2.75.

     This investment involves risk. See "Risk Factors" beginning on Page 6.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                       WHERE YOU CAN FIND MORE INFORMATION


        We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains all reports, proxy and information statements, and other information filed by us and other electronic filers. You may also inspect the reports, proxy and information statements, and other information filed by us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to us and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information about us by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, filed with the SEC under the Exchange Act of 1934: (1) Annual Report on Form 10-K for the fiscal year ended September 30, 1998; (2) Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998 and March 31, 1999; (3) Current Report on Form 8-K, filed on April 1, 1999; and (4) Current Report on Form 8-K, filed on July 14, 1999.

        A copy of the Form 10-K and the Forms 10-Q referenced above are included with this prospectus. If you need another copy of the Form 10-K or any Form 10-Q, you may request one at no cost, by writing or telephoning us at the following address:


                             Chief Financial Officer
                            11900 Biscayne Boulevard
                              Miami, Florida 33181
                                 (305) 892-3300


You may rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                TABLE OF CONTENTS


                                                 Page                                                         Page
Where You Can Find More Information.............  i        Capitalization...................................   16
Incorporation of Certain Documents by                      Selected Consolidated Financial Data.............   17
 Reference......................................  i        Recent Developments..............................   18
Summary.........................................  1        The Rights Offering..............................   20
Risk Factors....................................  6        Related Party Transactions.......................   26
Legal Proceedings............................... 12        Description of Capital Stock.....................   28
Warning About Forward-Looking                              Plan of Distribution.............................   33
 Statements..................................... 12        Federal Income Tax Considerations................   33
Use of Proceeds................................. 12        Experts..........................................   36
Price Range of Common Stock..................... 13        Legal Matters....................................   36
Determination of Subscription Price............. 13        Index to Consolidated Financial Statements.......  F-1
Dilution........................................ 13

                                     SUMMARY

In order to conduct this offering we must increase our authorized share capital. We are calling a special meeting of our stockholders to approve the increase and certain other matters described in the proxy statement being distributed to our stockholders. Unless our stockholders improve the increase and the other matters proposed to them, we will not pursue the offering contemplated by this prospectus. We cannot assure you that this condition will be satisfied.

The following summary highlights the material items relating to this offering. It does not contain all of the information that you should consider before deciding to exercise your rights and invest in the Series A preferred shares. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus. You are urged to read this prospectus and the accompanying documents in their entirety.

                             Transmedia Network Inc.

Transmedia

We own and market the Transmedia Card, which offers savings to our card members on dining as well as lodging, travel, retail and catalogue merchandise and long distance telephone calls. We purchase rights-to-receive in the form of food and beverage credits from restaurants and other establishments which we then make available at a discount to their full retail value to holders of the Transmedia Card. In June 1999, we completed the acquisition of a similar membership program operated under the Dining A La Card trade name and service mark. As a result of this acquisition, we estimate that our member base and network of participating restaurants has grown to approximately 2.1 million and 9,500, respectively, from its previous base of 1.1 million members and 5,600 restaurant merchants. We also have a relationship with the Signature Group, the former owner of Dining A La Card, to gain access to sponsor relationships it has with the world's leading airlines.

We operate in central and south Florida, the New York, Chicago and Los Angeles metropolitan areas, Boston and surrounding New England, Philadelphia, San Francisco, Detroit, Indianapolis, Milwaukee, Denver, Phoenix, North and South Carolina, Georgia, parts of Tennessee, and Texas. As a result of our acquisition of Dining A La Card, our operations have expanded to Kansas City, St. Louis, Minneapolis-St. Paul, Las Vegas, Seattle, San Diego, Portland, Oregon, Cleveland and Hawaii.

                               The Rights Offering

Rights

Distribution of rights............... You will receive one subscription right for each _______ shares of common stock
                                        you hold as of the record date. If you
                                        have fewer than _____ shares of common
                                        stock you will receive no rights. We
                                        will not issue fractional rights; the
                                        number of rights we offer to each
                                        stockholder will be rounded up or down
                                        to the nearest whole number.

                                        Each right includes a basic subscription privilege and an oversubscription privilege. The distribution of the rights and the issuance of Series A preferred shares upon the exercise of the rights under the basic subscription privilege or under the oversubscription privilege are referred to as the "rights offering." See "The Rights Offering--The Rights," "--Basic
                                        Subscription Privilege" and
                                        "--Oversubscription Privilege."

Securities outstanding after
Rights Offering...................... Following the sale of all _______ Series
                                        A preferred shares issued in the rights
                                        offering, and assuming that they were
                                        all converted into shares of common
                                        stock, there would then be _______
                                        shares of common stock outstanding.
                                        This compares to 13,352,709 shares of
                                        common stock outstanding before the
                                        rights offering.

Record date.......................... ___________, 1999.

Expiration time...................... ___________, 1999, 5:00 p.m., Eastern
                                        Standard Time, unless we extend the
                                        expiration time, but not beyond
                                        ________, 1999, 5:00 p.m., Eastern
                                        Standard Time. No one may exercise
                                        rights after the expiration time.

Nontransferability of rights......... The rights are not saleable or transferable.

Listing.............................. We intend to apply to the New York Stock
                                        Exchange to list the Series A preferred
                                        shares under the symbol "TMNPrA."

Basic subscription privilege......... The basic subscription privilege entitles you to purchase one Series A preferred
                                        share for every [_______] shares of
                                        common stock you hold.

Oversubscription privilege........... If you elect to fully exercise the basic subscription privilege you may also
                                        subscribe for any Series A preferred
                                        shares not purchased by other
                                        stockholders. Series A preferred shares
                                        available for purchase pursuant to the
                                        oversubscription privilege will be
                                        subject to proration if the
                                        oversubscribed shares exceed the number
                                        of Series A preferred shares available.
                                        Proration will be in proportion to the
                                        number of Series A preferred shares a
                                        holder has subscribed for pursuant to
                                        the basic subscription privilege.

Subscription price................... $________ per Series A preferred share.
                                        See "The Rights Offering--Determination
                                        of Subscription Price."

Standby agreement.................... Samstock, L.L.C., an affiliate of Equity
                                        Group Investments, LLC and our largest
                                        stockholder ("Samstock"), has agreed to
                                        act as a standby purchaser to ensure
                                        the sale, at the subscription price, of
                                        all of the Series A preferred shares we
                                        are offering. See "Related Party
                                        Transactions--Standby Purchase
                                        Agreement." As compensation for its
                                        standby commitment and for the $10
                                        million loan one of its affiliates made
                                        to us at the time of our purchase of
                                        Dining A La Card, we are issuing to
                                        Samstock a five-year warrant to
                                        purchase 1,000,000 shares of our common
                                        stock. Samstock currently has the right
                                        to nominate two directors for election
                                        to our board. If it is required to
                                        purchase under the standby purchase
                                        agreement 25% of the total number of
                                        Series A preferred shares offered to
                                        our other stockholders in this rights
                                        offering (other than pursuant to its
                                        basic subscription privilege and its
                                        obligation to purchase shares not
                                        subscribed for by EGI-Transmedia
                                        Investors, L.L.C. or its members
                                        pursuant to its or their basic
                                        subscription privileges), then the
                                        number of directors constituting our
                                        board will be increased by one, and
                                        Samstock will have the right to
                                        nominate an additional director to fill
                                        that newly-created directorship. See
                                        "Related Party Transactions--GAMI
                                        Loan."

Procedure for exercising rights...... To exercise your rights, you should complete the subscription certificate
                                        and forward it, along with payment of
                                        the subscription price for the number
                                        of Series A preferred shares you wish
                                        to purchase, to the subscription agent
                                        for receipt on or prior to the
                                        expiration time. If you plan to mail
                                        the subscription certificate, we
                                        recommend that you use insured,
                                        registered mail. See "The Rights
                                        Offering--Exercise of Rights."

No revocation........................ You may not revoke your subscription after the subscription agent receives
                                        your subscription certificate. See "The
                                        Rights Offering--No Revocation."

Our withdrawal right................. We reserve the right to withdraw the offering at any time prior to delivery
                                        of the Series A preferred shares.
                                        Unless all of the Series A preferred
                                        shares are sold in this offering and
                                        the condition to this offering is
                                        satisfied at or prior to the expiration
                                        time, the offering will be withdrawn.
                                        We will have no obligation to you in
                                        the event of such withdrawal other than
                                        to return to subscribers any payment
                                        received in respect of the subscription
                                        price, without interest. See "The
                                        Rights Offering--Withdrawal Right."

Persons holding shares, or
wishing to exercise rights
through others....................... If you hold shares of common stock through a broker, dealer, commercial
                                        bank, trust company or other nominee
                                        and would prefer to have that
                                        institution act on your behalf with
                                        respect to the rights, you should
                                        contact the institution and inform them
                                        of your wishes. See "The Rights
                                        Offering--Exercise of Rights."

Subscription agent................... American Stock Transfer & Trust Company.
                                        See "The Rights Offering--Subscription
                                        Agent."

Terms of the Series A Preferred Stock

Conversion by holder................. Each whole Series A preferred share may be converted into common stock at the
                                        option of the holder at any time. The
                                        rate of conversion is determined by
                                        dividing the sum of $_______ [Note:
                                        insert liquidation preference], plus
                                        accrued but unpaid current dividends,
                                        additional dividends and deferred
                                        dividends by the Series A conversion
                                        price. See "--Dividends" below. The
                                        Series A conversion price shall
                                        initially be fixed at $______[Note:
                                        insert liquidation preference], but is
                                        subject to adjustment in the event of a
                                        merger, share split or combination,
                                        restructuring, recapitalizations or
                                        similar events or an issuance of common
                                        stock below the conversion price then
                                        in effect.

                                        Holders of a majority of the outstanding
                                        Series A preferred shares will have the
                                        right to require Transmedia to convert
                                        all outstanding Series A preferred
                                        shares at any time following the
                                        closing of this offering. Samstock may
                                        have the ability to require such
                                        conversion if it is required to make
                                        substantial purchases of Series A
                                        preferred shares pursuant to its
                                        standby obligations.

Conversion by Transmedia............. If at any time beginning three years following the closing of this offering
                                        the closing price of the common stock
                                        exceeds $_______ [insert number equal
                                        to 2x liquidation preference], plus
                                        accrued but unpaid current dividends,
                                        additional dividends and deferred
                                        dividends thereon, for thirty
                                        consecutive days, then we will have the
                                        right, for a period of 90 days
                                        thereafter, to require the conversion
                                        of all outstanding Series A preferred
                                        shares at the conversion price. We will
                                        also have the right to require
                                        conversion if we complete an
                                        underwritten public offering of our
                                        equity securities which results in
                                        gross proceeds to Transmedia or selling
                                        stockholders of $20 million and either
                                        the price to public of the securities
                                        sold or the average of the high and low
                                        sales prices of our common stock on the
                                        date of the closing of that public
                                        offering is not less than the Series A
                                        conversion price then in effect.

Dividends............................ As a holder of the Series A preferred shares you will be entitled to receive
                                        cash dividends at the rate of $_____
                                        per share per annum [insert number
                                        equal to 12% of liquidation preference]
                                        at least $_____ [insert number equal to
                                        6% of liquidation preference] of which
                                        is payable quarterly in arrears on the
                                        first business day of January, April,
                                        July and October ("current dividends").
                                        Dividends in the amount of $_____ per
                                        share [insert number equal to 6% of
                                        liquidation preference] will not be
                                        payable currently but shall be
                                        deferred, accrue and be payable upon a
                                        conversion or redemption of the Series
                                        A preferred shares or liquidation,
                                        dissolution or winding up of Transmedia
                                        ("deferred dividends"). We, however,
                                        may choose to pay any or all deferred
                                        dividends currently. Dividends will
                                        accrue from and including the issue
                                        date to and including the date on which
                                        the preferred shares are redeemed or
                                        converted or on which the liquidation
                                        preference is paid thereon. To the
                                        extent not paid, current dividends and
                                        deferred dividends will be cumulative.
                                        The Series A preferred shares will be
                                        entitled to receive cash dividends on
                                        an as-converted basis equal to the
                                        common stock, if dividends are paid on
                                        common stock.

                                        If we default in our obligation to pay
                                        any portion of current dividends when
                                        due (such portion, a "past due current
                                        dividend"), holders of the Series A
                                        preferred shares will be entitled to
                                        receive an additional dividend per
                                        share ("additional dividends") at an
                                        annual rate equal to the per share
                                        amount of the past due current
                                        dividend, multiplied by the prime rate
                                        of interest (as announced by the Chase
                                        Manhattan Bank) plus 6% for the first
                                        90 days of the default, increasing by
                                        an additional 1/2% at the beginning of
                                        each subsequent 90 day period up to a
                                        maximum rate equal to the prime rate
                                        plus 7-1/2% per annum. All additional
                                        dividends will be cumulative from the
                                        dividend payment date on which the
                                        default giving rise to a past due
                                        current dividend had occurred.

Subordination........................ If Transmedia is actually liquidated or dissolved, or if Transmedia sells
                                        substantially all of its assets or
                                        merges or experiences a change of
                                        control (a "deemed liquidation"),
                                        holders of the Series A preferred
                                        shares would be entitled to receive, in
                                        cash, a sum per share equal to $_____
                                        [insert liquidation preference] plus
                                        all accrued but unpaid current
                                        dividends, additional dividends and all
                                        deferred dividends thereon.

                                        Upon an actual liquidation (but not upon a deemed liquidation), after payment of the amount described above, any additional amounts available for distribution will be distributed among the holders of the Series A preferred shares and the common stock pro rata on an as-converted basis.

Voting............................... Holders of the Series A preferred shares will vote together with the holders of
                                        the common stock on all matters which
                                        are submitted to a vote of the
                                        stockholders on the basis of one vote
                                        for each Series A preferred share held
                                        of record by such holders. In addition,
                                        if and whenever current dividends
                                        payable on Series A preferred shares
                                        are in arrears and unpaid in an
                                        aggregate amount equal to or exceeding
                                        the amount of current dividends due and
                                        payable thereon for six (6) quarterly
                                        dividend periods (consecutive or
                                        otherwise), then the number of
                                        directors constituting the board of
                                        directors will be increased by two, and
                                        the Series A preferred shares, voting
                                        as a class, will have the right to
                                        elect two directors to fill such
                                        newly-created directorships.

Redemption by holder................. During the 90 day period beginning on the fifth anniversary of the closing of
                                        this rights offering, each holder of
                                        Series A preferred shares may require
                                        Transmedia to redeem all, but not less
                                        than all, of the shares of preferred
                                        stock then held by the holder at a
                                        redemption price per share equal to
                                        $_____ [insert liquidation preference]
                                        plus all accrued but unpaid current
                                        dividends, additional dividends and
                                        deferred dividends thereon (the
                                        "redemption price"); Transmedia,
                                        however, may elect to effect the
                                        redemption in not less than one-third
                                        increments ratably during each of the
                                        three years following such request
                                        (subject to the holders' prior right of
                                        conversion). We are required to redeem
                                        in full all shares requested to be
                                        redeemed by the end of that third year.

Redemption by Transmedia............. Beginning on the fifth anniversary of the closing of this rights offering, we may
                                        elect to redeem all of the outstanding
                                        Series A preferred shares at the
                                        redemption price or, if we choose,
                                        redeem such shares ratably in one-third
                                        increments during the fifth, sixth and
                                        seventh years following the closing of
                                        this offering, subject to each holder's
                                        prior right of conversion.

Redemption default................... If we default in our obligation to redeem any shares that are to be redeemed on a
                                        redemption date ("defaulted shares"),
                                        then (1) for purposes of calculating
                                        the redemption price applicable to the
                                        defaulted shares, the dividend rate
                                        will increase to the prime rate then in
                                        effect (as announced by The Chase
                                        Manhattan Bank in New York, New York)
                                        plus 6% for the first 90 days of such
                                        default, increasing by an
                                        additional 1/2% at the beginning of each
                                        90-day period thereafter up to a
                                        maximum rate of prime plus 7-1/2% per
                                        annum, and (2) the conversion price for
                                        the defaulted shares will be reduced by
                                        50%
                                        of the conversion price then in effect
                                        and shall remain at that reduced price
                                        until the defaulted shares are
                                        redeemed.

Other Matters

Use of proceeds...................... If all Series A preferred shares are sold in the rights offering, the gross
                                        proceeds will be $10 million. We are
                                        required to use all of the gross
                                        proceeds to repay outstanding amounts
                                        under a loan from one of Samstock's
                                        affiliates which we used to finance the
                                        purchase of Dining A La Card. For more
                                        information see "Related Party
                                        Transactions" and "Use of Proceeds."

Risk factors......................... For a discussion of the risks involved in exercising your rights and investing in
                                        the Series A preferred shares, see
                                        "Risk Factors."


Transmedia commenced operations in 1984 and was reincorporated as a Delaware corporation in 1987. Our corporate offices are located at 11900 Biscayne Boulevard, Miami Florida 33181; telephone (305) 892-3300.

                                  RISK FACTORS


You should carefully consider the following risk factors and other information in this document before deciding to exercise your rights.

Operating Risks

We have had losses from operations for the last two fiscal years and in every quarter of the current fiscal year. The operations of Dining A La Card, which we recently acquired, have sustained operating losses since inception. We expect that we may continue to incur operating losses until we fully integrate the operations of Dining A La Card.

        We have incurred net losses of $0.4 million and $7.8 million during fiscal 1997 and 1998, respectively, and have incurred a net loss of $3.2 million in the six months ended March 31, 1999. The principal causes of our losses were
(1) decreases in rights-to-receive revenue, due primarily to lower sales volume in the New York, Boston and Philadelphia markets, our largest markets, (2) increases in selling, general and administrative expenses (due, in part, to one-time payments in termination of employment and consulting agreements to the previous Chairman and Chief Executive Officer during fiscal 1998 and, in other periods to increases in information technology expenses principally associated with year 2000 remediation and legal reserves) and (3) decreases in the number of new enrollments and lower and often less frequent spending by new members.

         In addition, Dining A La Card has incurred losses of $15.2 million and $41.8 million during the years ended December 31, 1997 and 1998, respectively. On a pro forma basis, after giving effect to our acquisition of Dining A La Card as of the beginning of the period, our net losses for our fiscal year ended September 30, 1998 were $28.5 million. See "Unaudited Pro Forma Financial Information." We anticipate that we may continue to incur operating losses until we integrate the operations of Dining A La Card, eliminate duplicative operating costs and rationalize the combined overhead structure.

We may have difficulty meeting our future cash needs.

        During the six months ended March 31, 1999, we experienced a decrease in cash and cash equivalents of $2.1 million. We expect to have further decreases in cash for the fiscal quarter ended June 30, 1999. Although we obtained in June 1999 a $35 million senior secured revolving loan from The Chase Manhattan Bank and a $10 million term loan from GAMI Investments, Inc., an affiliate of our largest stockholder, these facilities come due no later than December 30, 1999 and were largely used to fund our acquisition of Dining A La Card. Although we intend to replace the Chase loan with a securitization facility in respect of the Dining A La Card rights-to-receive we recently purchased, we cannot assure you that we will be able to obtain this facility on terms acceptable to us, if at all. If we are unable to obtain new financing by the beginning of calendar year 2000, we will likely not have sufficient cash to fund our operations. In addition, in June 1999 we were required to obtain a waiver through December 31, 1999 of a default relating to our failure as of April 30, 1999 to meet the $24 million minimum stockholder equity requirements that are in our existing securitization facility. This waiver may be terminated at any time if the indebtedness due to Chase or to GAMI comes due prior to their scheduled maturity dates or if our net worth is not at least $20 million. The waiver may also be terminated on or after October 31, 1999 if the credit rating of the notes under the facility has been withdrawn or reduced and either our net worth is not at least $24 million at October 31, 1999 or this rights offering has not been commenced by that date. We will also have to begin an early paydown of that facility if we fail to meet the $24 million minimum stockholder equity requirement as of December 31, 1999, or if the waiver is terminated prior to that date for any reason. If an early payment of the securitization facility is required, the Chase and GAMI loans would also be in default and our financial condition and results of operations would be materially adversely affected. We are depending on this rights offering to provide us with the additional equity needed to bring us into compliance with the $24 million minimum stockholder equity requirement.

We depend on our ability to attract and retain desirable merchants.

        The majority of our revenue is derived from our right to receive cash in exchange for food and beverage credits. Our business depends on our ability to attract a large variety of desirable merchants in each geographic market that we serve in order to generate both rights-to-receive and cardmember interest. Failure to procure contracts with a large number of merchants in a timely manner or any significant reduction in business from such merchants in any market would reduce rights-to-receive revenue and adversely affect our business. In addition, a failure to attract desirable merchants could cause members to stop using their Transmedia Card or to cancel their memberships, and would harm our ability to attract new members and participating merchants. Any decline in cardmember usage or membership enrollments would slow rights-to-receive turnover, causing a further decline in rights-to-receive revenue, and would reduce our fee income.

Our success depends on our ability to attract and retain active members.

        Our future success depends in large part on continued demand for our programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in a Transmedia program at all. Among these factors include (1) consumer tastes and dining preferences, (2) the frequency with which consumers dine out, (3) general economic conditions, (4) weather conditions and (5) the availability of alternative discount programs in the local region in which consumers live and work. Any significant decline in card usage or increase in card cancellations, without a corresponding increase in new member enrollments, would have a material adverse effect on our business.

We depend on increasing our marketing force and forming new marketing relationships to grow our business.

        We must aggressively hire marketing personnel and enter into new marketing relationships to help gain access to large groups of potential customers. We have relationships with various organizations for the marketing, support and endorsement of our services and products. For example, we rely on our agreements with banks across the country to market our services to their existing and future customer base. However, we need to expand these relationships and enter into new relationships. In connection with our acquisition of Dining A La Card, we entered into a services collaboration agreement with SignatureCard, under which SignatureCard will generate members by relying on its long-standing marketing partner arrangements with the world's leading airlines, certain banks and others for the mutual benefit of SignatureCard and Transmedia. We cannot assure you that this relationship will be successful. If it is unsuccessful, we would be required to develop marketing relationships on our own. The development of these partnerships can be a long and difficult process and requires experienced sales and marketing personnel. Competition for such personnel is intense, and we may not be able to retain existing personnel or attract additional personnel in the future necessary to be successful in our efforts.

Our future success depends on programs we market through credit card issuers, banks, airlines and other marketing partners. A downturn in those industries would adversely affect us.

        Our future success depends on demand for our private label dining programs from businesses and industries we serve or seek to serve. A significant downturn in an industry or trend within an industry to reduce or eliminate its use of membership programs (as a result of changes to consumer protection laws or otherwise) would have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to merchant credit risk.

        We strive to obtain restaurants and other merchants which are financially sound and offer a variety of quality food and services. To the extent that participating merchants fail, we could be adversely affected. Because we generally make cash advances to restaurants and other participating merchants in exchange for rights, we may not be able, upon the failure of a business, to collect the full amount, or any, of the funds advanced. Although our practice generally is to protect our right to recover advanced monies by taking a security interest in a merchant's collateral or other guarantees, we cannot assure you that these measures would be adequate to enable us to recover losses. In addition, because the Dining A La Card business had not engaged in this practice until recently, the majority of the rights-to-receive we purchased in the acquisition are unsecured. If these merchants were to fail before we establish a security interest in accordance with our policy, we might not be able to recover amounts they owe in respect of the rights-to-receive that we purchased.

Economic slowdowns could hurt our business.

        The success of our business depends on our members' use of the Transmedia Card. Our future success will also depend on our members' use at participating merchants of other credit cards registered with our Dining A La Card program. If the national or local economy slows in the regions in which we do business, our members may perceive that they have less disposable income to permit them to dine out. As a consequence, they may dine out less frequently, and use their Transmedia Card or other registered cards less often, if at all. Any decline in card usage would hurt our business. In addition, a decline in the national economy or in the regions in which we operate typically has an initial positive impact because restaurants can more readily absorb the incremental business. However, a sustained economic downturn could cause merchants who participate in our programs to go out of business. Although our practice generally is to protect our right to recover monies we advance to merchants by taking a security interest in a merchant's assets, we cannot assure you that such measures would be adequate. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business.

An inability to maintain an appropriate balance between the number of members and the number of merchants in each market may adversely affect our operations.

        The success of our business depends on our ability to maintain an appropriate ratio of members to merchants within each geographic market we serve. If we have too many members and not enough restaurants, our member base may become dissatisfied and participating restaurants may experience a higher volume of discount business than anticipated. This could result in low card holder usage, high membership cancellations and attrition in the restaurant base. Alternatively, if too many restaurants participate in our programs with too few members, rights-to-receive turnover volume will be reduced resulting in reduced revenue. Managing this ratio requires an ability, among other things, to anticipate trends within a market and the desires of our customers and participating restaurant partners. We cannot assure you that we will be able to manage this balance effectively in each of our markets. An inability to do so, however, could harm our business.

We depend on members of our senior management.

        In October 1998, our board of directors appointed a new President and Chief Executive Officer, Gene M. Henderson. Our success will depend, in part, on the skills, experience, efforts and policies of Mr. Henderson and certain other key employees, including our Executive Vice President and Chief Financial Officer, the President of Transmedia Restaurant Company Inc. and the President of Transmedia Service Company, Inc., our two principal operating subsidiaries. If one or more of these senior executives or key personnel were not to remain active with Transmedia, our results of operations could be affected.

Recent adoption of new business strategy may not be successful.

        Transmedia recently implemented a new business strategy, terminating promotions of no-fee memberships and principally marketing fee-based memberships to new customers and existing customers, upon termination of their existing contract year. This new strategy is premised upon the assumption that fee-paying members are better members, using the card more frequently. This assumption, however, has not been proven and the strategy may prove not to be successful. Spending patterns of fee-based members acquired through these marketing campaigns, historically greater than those of no-fee members, may end up being substantially similar to those of their non-fee paying counterparts. In addition, Transmedia could lose a substantial number of members who elect not to pay an annual fee in order to renew their memberships. Any such eventuality could have an adverse effect on our business and operating results.

Initial and renewal fee memberships contribute to our profitability; cancellations could impact our profitability.

        Fee income from new members may not be sufficient to cover the cost of solicitation in the initial year of an individual membership program, as compared to renewal years, due primarily to high marketing costs associated with initial member procurement. In addition, we experience a higher percentage of cancellations during the initial membership period as compared to renewal periods. During an initial annual membership term or a renewal term, members may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

We depend on our agreements with transaction processors, presenters and aggregators.

        Because credit card processing is an integral part of our business, our relationship with the processors, presenters and aggregators are very important. Should these relationships terminate and we are unable to find suitable replacements, our ability to receive, process and present transactions could be impaired, which would materially and adversely impact our operations.

We may need additional capital even after the rights offering.

        If we are unable to consummate a new securitization facility as currently contemplated to replace the interim bank financing used to finance our acquisition of Dining A La Card, we will need to raise additional funds. If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership will be reduced. In addition, these transactions may dilute the value of the stock outstanding. We may have to issue securities that have rights, preferences and privileges senior to our common stock or, with the consent of the holders of the Series A preferred shares, the Series A preferred stock. Alternatively, we may have to borrow funds at rates significantly higher than we anticipate will apply to the securitization. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we will likely not be able to fund our future needs. This would have a material adverse effect on our business, operations and financial condition.

Potential Year 2000 problems may have an adverse effect on our operations and ability to offer services without interruption.

        The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Although we believe that our internally developed systems and technology are Year 2000 compliant as a result of the substantial completion in July 1999 of the implementation and testing phases of our Year 2000 remediation plan, our information technology systems nevertheless could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, including suppliers and customers, whose systems interface with ours. We have contacted our critical suppliers and customers and have received varying information from them regarding their state of compliance or expected compliance. Year 2000 problems experienced by us or any of these third parties could result in an interruption in, or a failure of, certain normal business activities which could materially and adversely affect our operations, liquidity and financial condition. Despite contingency plans that we have in place, we cannot assure you that disruptions will not occur.

Offering Risks

Your exercise of rights may not be revoked; the rights offering may be canceled.

        Once you have exercised your rights, your exercise may not be revoked. If the condition to this rights offering is not satisfied or if we elect to withdraw the rights offering for any other reason, the rights offering will be canceled. In the event of cancellation, neither Transmedia nor the subscription agent will have any obligation to you with respect to the rights except to return, without interest, any payment of the subscription price received by the subscription agent. See "The Rights Offering."

There will be no public market for rights; there may be a limited market for the Series A preferred shares.

        There will be no public market for the rights. Transmedia intends to make application to the New York Stock Exchange to list the Series A preferred shares; we cannot assure you, however, that our application will be approved. Nor can we assure you that an active market in the Series A preferred shares will develop. Liquidity in respect of the Series A preferred shares may be further reduced if Samstock purchases a substantial amount of the Series A preferred shares, either under its subscription privileges or its standby commitment. The market price for the Series A preferred shares may be subject to significant fluctuations, and may not be equal to the subscription price you paid for the shares upon exercise of your rights.

If you do not exercise all of your rights, your ownership interest in Transmedia will be diluted.

        The Series A preferred shares will entitle the holders to acquire approximately _______ shares of common stock, representing approximately ___% of the total outstanding shares of common stock of Transmedia after giving effect to the conversion of the Series A preferred shares. One consequence of the offering is that holders of common stock that elect not to exercise their rights could experience dilution with respect to their ownership interest and voting rights in Transmedia. In addition, because the subscription price represents a discount from the prevailing market price of our common stock, stockholders that elect not to exercise their rights could experience dilution with respect to their economic interest in Transmedia. See "Dilution."

Samstock and its affiliates may increase their ownership in Transmedia as a result of this offering.

        Samstock and its affiliates, as of July 30, 1999, beneficially owned in aggregate 4,656,285 shares of our common stock, representing approximately 32.3% of our outstanding common stock. Of this amount, 2,106,695 shares were owned by Samstock and its affiliate, EGI-Transmedia Investors, L.L.C. ("EGI-TNI"), 905,049 shares were issuable upon the exercise of warrants held by Samstock, 1,478,314 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock and 166,227 shares were issuable upon exercise of warrants held by others but would be, if exercised, the subject of voting and disposition restrictions in favor of Samstock. If Samstock exercises its basic subscription privilege and also purchases the number of shares for which EGI-TNI or its members are permitted but fail to subscribe, and Samstock is not required to purchase any additional Series A preferred shares, it and its affiliates would beneficially own [___________] shares of common stock, or [__]% of the total common stock outstanding, after giving effect to (1) the immediate conversion of the Series A preferred shares into common stock, and (2) the issuance to Samstock of a warrant to purchase 1,000,000 shares of our common stock in consideration of its entering into the standby purchase agreement and of the provision by GAMI of the loan. If no other stockholders validly subscribe for and purchase Series A preferred shares pursuant to this rights offering, however, Samstock would be required to purchase all of the shares offered. In that event, Samstock and its affiliates would beneficially own [_________] shares of common stock, or [___]% of the total common stock outstanding, after giving effect to (1) the immediate conversion of the Series A preferred shares into common stock, and (2) the issuance to Samstock of the warrants.

        The holders of a majority of the outstanding Series A preferred shares offered pursuant to the rights offering will have the right to require us to convert all outstanding Series A preferred shares at any time following the closing of the offering. If Samstock, either pursuant to the exercise of its subscription privileges or pursuant to its standby commitment acquires a majority of the Series A preferred shares, it would be able to require conversion of the entire Series in its discretion.

        In addition, Samstock and its affiliates have various rights to designate members to our board of directors. If Samstock were required to purchase more than 25% of the number of Series A preferred shares issued upon exercise of rights (other than pursuant to its basic subscription privilege and its obligation to purchase shares not subscribed for by EGI-TNI or its members pursuant to its or their basic subscription privileges), it will be entitled to designate an additional member to Transmedia's board of directors, and thereby increase the size of the board. In addition, upon an event of default under the GAMI loan agreement, various standstill covenants binding Samstock and its affiliates (which currently prohibit Samstock and its affiliates, subject to certain limitations, from acquiring additional securities of Transmedia (other than in connection with this rights offering), soliciting proxies in opposition to the recommendation of a majority of our disinterested directors, forming "groups" for the purpose of acquiring, voting or disposing of our voting securities, or soliciting bidders for Transmedia, among other things, until March 2003) would automatically terminate, and Samstock would have the right to designate additional directors to our board of directors so that the total number of Samstock designees on our board would constitute a majority. Furthermore, upon certain defaults in the payment of dividends, our board of directors will be increased by two members and the Series A preferred stock, as a class, will have the right to elect two directors to fill the newly-created directorships.

Standby commitment is conditional.

        To guarantee that Transmedia will receive gross proceeds of approximately $10.0 million from the rights offering, Samstock has agreed to act as a standby purchaser and purchase up to all of the shares of the Series A preferred shares offered hereby, less amounts subscribed for by other holders of rights. However, this commitment is subject to certain conditions to closing, including the approval by stockholders of the increase in our authorized share capital and certain other matters and the termination or expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, among other things. We cannot assure you that all conditions will be satisfied so that Samstock will complete the agreed-upon purchases. To the extent that these conditions are not satisfied or Samstock fails to perform its obligations, we may not receive sufficient proceeds from the rights offering to repay the GAMI loan upon maturity or fund our capital needs. A default under the GAMI loan would also trigger a default under the Chase bridge loan and a termination of the bondholder's waiver under our existing securitization facility. See "We may have difficulty meeting our future cash needs." Any of these defaults or terminations could, unless waived, result in the immediate acceleration of all amounts due under these instruments, which would significantly and negatively impact our financial condition and operating results.

Our board of directors may issue additional shares of preferred stock without stockholder approval.

        Our certificate of incorporation will, if the proxy proposals being presented to our stockholders are approved, authorize the issuance of up to 20,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the board of directors. If all of the rights offered hereunder are exercised, an aggregate of _______ shares of preferred stock will be issued in this rights offering. Accordingly, the board of directors may, without stockholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of Transmedia. Although we do not have any current plans to issue any additional series or shares of preferred stock, except for the preferred stock to be issued in this rights offering, we may do so in the future.

The existence of shares available for sale in the future may have an adverse effect on our stock price.

        Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of equity securities. Following this rights offering, assuming that all of the rights offered hereby are fully exercised and that all Series A preferred shares are immediately converted, we will have _____________shares of common stock outstanding. Of these shares, approximately _______ shares will be held by our affiliate, Samstock (and associated entities or persons). We have registered for resale 3,117,908 shares of common stock (including shares of common stock underlying warrants, as described below) purchased by Samstock and its affiliates in March 1998 and an additional 1,802,601 shares of common stock held by others. We have also agreed to register for resale (1) any Series A preferred shares purchased by Samstock pursuant to this offering or the standby purchase commitment, and
(2) any shares of common stock into which the Series A preferred shares purchased by Samstock pursuant to this offering or the standby commitment are exercisable.

        As part of a transaction concluded in March 1998, we issued warrants to purchase an aggregate of 1,200,000 shares of common stock through March 2003, one-third of which are exercisable at $6.00 per share, one-third of which are exercisable at $7.00 per share and the last third of which are exercisable at $8.00 per share. In connection with the acquisition of Dining A La Card, we issued an option to purchase 400,000 shares of common stock through June 2002, at an exercise price of $4.00 per share. Subject to receipt of stockholder approval of the proxy proposals, we are obligated to issue warrants to purchase an aggregate of 1,000,000 shares of our common stock to Samstock in consideration of its obligations under the standby purchase agreement and the provision by GAMI of the $10 million term loan. We have registered, or have agreed to register, for resale all of these shares if they are issued. The sale of a substantial number of these shares at any time or over time could adversely affect the market price of the common stock. We cannot predict the effect that the availability and future sales of common stock could have on the market price.

                               LEGAL PROCEEDINGS

        In December 1996, Transmedia terminated its license agreement with Sports & Leisure Inc. In February 1997, Sports & Leisure brought an action against us in the 11th Judicial Circuit, Dade County, Florida, alleging that we improperly terminated the license and seeking money damages. Transmedia has counterclaimed for breach of the agreement. We intend to pursue this action vigorously.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." Any statement in this prospectus, other than a statement of historical fact, is a forward-looking statement. You can generally identify forward-looking statements by looking for words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

        Although Transmedia believes that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, disclosing important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning Transmedia, you should refer back to these Risk Factors.

        The forward-looking statements in this prospectus are accurate only as of its date. If Transmedia's expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

                                 USE OF PROCEEDS

        If all of the rights offered by this prospectus are exercised, we will receive $10 million in gross proceeds ($____ after deducting estimated offering expenses). We are required to use all of the gross proceeds to repay the GAMI loan. As of July 30, 1999, $10 million in principal amount was outstanding under this loan. The borrowings accrue interest at the prime rate (as announced from time to time by The Chase Manhattan Bank in New York, New York) plus 4% and mature on the earlier of the closing of this rights offering and December 30, 1999. For a more detailed description of the GAMI loan, see "Recent Developments" and "Related Party Transactions" in this prospectus.

                           PRICE RANGE OF COMMON STOCK

        The common stock is traded on the New York Stock Exchange under the trading symbol TMN.

        The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share for the common stock, as reported by the NYSE and the distributions declared. Our fiscal year ends on September 30.

                                              High       Low      Distribution
                                             ------     ------    ------------
Fiscal Year 1997
First Quarter..............................  $7.125     $4.750       $.02
Second Quarter.............................   5.375      4.875        --
Third Quarter..............................   5.375      3.250        .02
Fourth Quarter.............................   4.186      3.250        --

Fiscal Year 1998
First Quarter..............................  $6.313     $3.813       $.02
Second Quarter.............................   6.686      5.000        --
Third Quarter..............................   8.313      5.438        --
Fourth Quarter.............................   6.188      3.188        --

Fiscal Year 1999
First Quarter..............................  $4.625     $2.000        --
Second Quarter.............................   4.625      2.375        --
Third Quarter..............................   4.188      3.063        --
Fourth Quarter (through August 5, 1999)....   3.938      2.750        --

        Our credit agreements with Chase and GAMI prohibit us from paying any cash dividends. In addition, we are required under our existing securitization facility to maintain a minimum stockholder equity of $24 million. This requirement may also inhibit our ability to pay dividends in the future. Any future payment of dividends will depend upon our earnings and financial requirements as well as general business conditions, among other things.

        The closing price of the common stock on the NYSE on July 30, 1999 was $3.0625 per share. On July 30, 1999, Transmedia had approximately 13,352,709 shares of common stock outstanding, owned by approximately 409 holders of record. We anticipate that the Series A preferred shares will be listed on the NYSE under the symbol "TMNPrA."

                       DETERMINATION OF SUBSCRIPTION PRICE

        The subscription price of the rights was determined by our board of directors, and is not necessarily related to the assets, book value or net worth of Transmedia or any other established criteria of value, and may not be indicative of the fair value of the securities offered. In determining the subscription price, the board of directors considered, among other things, the historic and current market price of the common stock on the New York Stock Exchange (approximately $3.06 per share at July 30, 1999), the book value of the common stock (approximately $1.96 per share at March 31, 1999, after giving effect to the acquisiton of Dining A La Card) as compared to its market price over the past several months, Transmedia's earnings and prospects, as well as Transmedia's need for capital.

                                    DILUTION

        Our net tangible book value, after giving effect to the acquisiton of Dining A La Card as though it had occurred on March 31, 1999, was $22,677,000 or $1.70 per share of common stock based on 13,352,709 shares of common stock outstanding. Net tangible book value per share is equal to our total assets, less intangible assets and total liabilities, divided by the number of shares of common stock outstanding as of March 31, 1999.

        After giving effect to the receipt of net proceeds from the sale of the securities offered hereby (assuming (1) a public offering price of $2.14 per Series A preferred share (representing 70% of the closing price of the common stock on July 30, 1999), (2) full subscription of the rights, and (3) the immediate conversion of the foregoing Series A preferred shares into common shares), our pro forma net tangible book value at March 31, 1999 would have been approximately $1.81 per share. Therefore, you will incur an immediate increase in net tangible book value of approximately $0.11 per share of common stock. Dilution refers to the difference between the offering price of a common share underlying the Series A preferred shares offered hereby and the net tangible book value of a common share, after giving effect to this rights offering, but giving no effect to the exercise of warrants issuable upon the closing of this rights offering to Samstock. See "Related Party Transactions".

        The following table, which incorporates the foregoing assumptions, illustrates this dilution. Unless all of the Series A preferred shares offered are sold either in this offering or pursuant to the standby purchase agreement, the offering will be withdrawn.

                                                                         Full Subscription
                                                                         -----------------

Public offering price per common share underlying the Series
A preferred shares offered hereby at March 31, 1999(1)................         $2.14

Net tangible book value per common share at March 31, 1999............          1.70

Increase in net tangible book value per common share attributable
to sale of Series A preferred shares offered hereby...................          0.11

Pro forma net tangible book value per common share after offering.....          1.81

Dilution per common share to investor(2)(3)...........................          0.33

-----------------
(1) Public offering price per common share is calculated as though the Series A preferred shares are immediately converted into common stock.

(2) At March 31, 1999, 1,206,093 shares of common stock are issuable pursuant to the Company's 1996 Long-Term Incentive Plan (the "Plan"). Options with exercise prices less than the assumed public offering price of $2.14 per share, subject to the Plan's vesting provisions, will result in further dilution to new investors of $0.02 per share of common stock, assuming full subscription.

(3) The dilution amounts set forth above under "Full Subscription" assume subscription to all shares of Series A preferred stock offered hereby.

         The following table sets forth, as of the date of this Prospectus, the number of shares of common stock purchased, the percentage of common stock purchased, the total consideration paid (before expenses of this offering), the percentage of total consideration paid and the average price per share paid, by
(1) our existing stockholders and (2) investors in this offering, in each case assuming the maximum proceeds to Transmedia from the rights offering (i.e., full subscription).

                                    Shares Purchased                                   Average
                                 ---------------------                                Price per
                                 Number     Percentage      Amount       Percentage     Share
                                 -------    ----------   ----------      ----------   ---------
Existing Stockholders........      409        100%       13,352,709         74%         $1.84

Rights Offering Investors....       --         --         4,664,723         26%         $2.14
                                   ---        -----      ----------        -----        -----
         Total(1)............      409        100.0%     18,017,432        100.0%       $2.06(2)
                                   ===        =====      ==========        =====        =====

(1)  Excludes any conversion of Series A preferred shares into common stock.

(2) Assuming full subscription of the rights offering and immediate conversion of the Series A preferred shares into common stock, the average price per share paid by all stockholders would increase from $1.84 to $2.06 per share.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of March 31, 1999 (1) on an actual basis, and (2) on a pro forma basis to reflect the acquisition of Dining A La Card and the receipt of financing therefor, the receipt of stockholder approval of the proxy proposals, our receipt of the estimated proceeds from this rights offering and the application of the proceeds of this rights offering as set forth above in Use of Proceeds.

     You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all financial statements and notes thereto included in our Annual Report on Form 10-K/A for the year ended September 30, 1998 incorporated by reference into this prospectus.

                                                                       As of March 31, 1999
                                                                       --------------------
                                                                        Actual    Pro Forma
                                                                       -------    ---------
                                                                          (in thousands)

Short term debt:
     GAMI term loan...............................................     $  --     $  --   (1)
     Current portion of long-term debt............................     $  --     $  --
                                                                       -------    -------
                                                                                   29,000
                                                                       =======    =======

Guaranteed value of put...........................................     $   --      $ 1,471

Long term debt:
     Secured non-recourse notes payable...........................     $33,000     $33,000
     Other long-term liabilities..................................       1,946       2,643

Stockholders' equity:
     Common stock, $0.02 par value; 20,000,000 shares
     authorized; 70,000,000 shares authorized (pro forma);
     12,952,709 shares issued and outstanding (actual);
     13,352,709 shares issued and outstanding (pro forma)(2)......         260         268

     Preferred stock, $0.10 par value; 1,000,000 shares
     authorized; 20,000,000 shares authorized (pro forma);
     no shares issued and outstanding (actual); 4,664,723
     shares issued and outstanding (pro forma)....................        --        10,000

     Additional paid-in capital...................................      21,800      23,521
     Accumulated other comprehensive income.......................         253         253
     Retained earnings............................................       2,143       2,143
                                                                       -------     -------
                     Total stockholders' equity...................      24,456      36,185
                                                                       -------     -------
                                Total capitalization..............     $59,402     $72,602
                                                                       =======     =======

---------------------
(1) Because the proceeds from this rights offering will be used to repay the $10,000 GAMI term loan used to finance the acquisition of Dining A La Card, no amounts are shown.

(2) Excludes an aggregate of 1,606,093 shares issuable upon exercise of outstanding stock options and 2,200,000 shares issuable upon exercise of outstanding warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       Set forth below are (1) selected consolidated financial data of Transmedia as of the dates and for the periods indicated, (2) unaudited interim consolidated financial data of Transmedia as of the date and for the period indicated, (3) selected pro forma consolidated financial data of Transmedia as of the dates and for the periods indicated, which give effect to the closing of the acquisition of Dining A La Card and the receipt of financing in the aggregate principal amount of $39 million and the completion of this rights offering as though such events had occurred at the beginning of such period, and
(4) selected pro forma balance sheet information as of September 30, 1998 and June 30, 1999, which gives effect to the acquisition of Dining A La Card and the receipt of financing in the aggregate amount of $39 million and to the completion of this rights offering. The financial information of Transmedia as of September 30, 1994, 1995, 1996, 1997 and 1998 and for each of the five years in the period ended September 30, 1998 has been derived from, and should be read in conjunction with, the audited financial statements and accompanying notes included in Transmedia's Annual Reports on Form 10-K for the years ended September 30, 1994, 1995 and 1998, and Form 10K/A for the years ended September 30, 1996 and 1997. The financial information derived from Transmedia's unaudited consolidated financial statements for the six months ended March 31, 1999 includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto contained in the Annual Reports.

                                                                                                                         Pro Forma
                                                                                                                 Six        Nine
                                                                                                  Pro Forma     Months     Months
                                                        Year Ended September 30,                 Year Ended     Ended      Ended
                                             --------------------------------------------------   September    March 31,  June 30,
                                              1994      1995      1996       1997         1998     30, 1998      1999       1999
                                             -------   -------   -------   --------    --------    --------    -------   ---------
                                                                     (in thousands except per share data)
Income Statement Data:
Gross dining sales .......................   $62,012   $78,632   $90,076   $101,301    $ 95,549    $216,061    $46,961    $
Operating revenues:
  Net revenues from rights-to-receive ....    11,899    15,769    19,504     21,232      19,659      24,945      9,452
  Membership and renewal fee income ......     2,685     4,081     6,646      7,251       7,321      10,823      3,730
  Franchise fee income ...................     1,061     1,881     1,839      1,438       1,249       1,249        518
    Other income .........................       281       423       497      1,023       1,912       1,929        825
                                             -------   -------   -------   --------    --------    --------    -------
Total operating revenues .................    15,926    22,154    28,486     30,944      30,141      38,946     14,525
                                             -------   -------   -------   --------    --------    --------    -------
Total operating expenses .................    10,709    15,809    23,729     30,246      37,606      60,872     17,611
                                             -------   -------   -------   --------    --------    --------    -------
Operating income (loss) ..................     5,217     6,345     4,757        698      (7,465)    (21,926)    (3,086)
Income (loss) before taxes ...............     6,974     6,879     4,107       (684)    (10,436)    (28,514)    (3,225)
Net income (loss) ........................   $ 4,176   $ 4,196   $ 2,546   $   (424)   $ (7,836)   $(28,514)   $(3,225)   $
Basic and diluted operating income
  (loss) per share........................   $  0.53   $  0.64   $  0.46   $   0.07    $  (0.63)   $  (1.80)   $ (0.24)
Basic and diluted net income (loss)
  per share...............................   $  0.42   $  0.42   $  0.25   $  (0.04)   $  (0.67)   $  (2.28)   $ (0.25)

                                                                                                  Pro Forma              Pro Forma
                                                        Year Ended September 30,                    as of       As of      as of
                                             --------------------------------------------------   September    March 31,  June 30,
                                              1994      1995      1996       1997         1998     30, 1998      1999       1999
                                             -------   -------   -------   --------    --------    --------    -------   ---------
                                                                     (in thousands except per share data)
Balance Sheet Data:
Total assets ............................    $28,477   $38,383   $54,514    $72,685     $74,425    $117,985     72,666   $ _________
Long-term debt:
       Recourse .........................       --       2,000    15,000       --          --        41,758      1,946          --
       Non-recourse .....................       --        --        --       33,000      33,000      33,000     33,000          --
Stockholders' equity ....................     18,925    24,191    25,753     25,304      27,734      24,463     24,456     _________
Cash dividends per common share .........    $  0.04   $  0.04   $  0.04    $  0.02     $  0.02    $   0.02       --            --

                              RECENT DEVELOPMENTS

Acquisition of Dining A La Card Program

       On June 30, 1999, we concluded the acquisition from SignatureCard, a subsidiary of Montgomery Ward & Co., Incorporated, of assets related to a membership discount dining program SignatureCard operated under the Dining A La Card trade name and service mark. While Transmedia cardmembers receive distinctive Transmedia cards which they present to participating merchants, members of the Dining A La Card program register one of their nationally known credit cards with the program and use this registered credit card at restaurants participating in the Dining A La Card program. The assets acquired included various intellectual property rights and computer software, membership and merchant data, rights-to-receive at various restaurants and the registered card program. As consideration for the assets, we paid SignatureCard $35,000,000 in cash at closing (representing the estimated amount of the cash funded by SignatureCard for certain "qualified" rights-to-receive at merchants participating in the Dining A La Card program), issued to SignatureCard 400,000 shares of our common stock and issued to SignatureCard a three-year option to purchase an additional 400,000 shares of our common stock at a price of $4.00 per share. In addition, during the two-year period following the closing, we have agreed to share with SignatureCard certain amounts received in excess of the amount funded at closing in respect of "non-qualified" rights-to receive. SignatureCard may, at any time between January 1, 2000 and June 30, 2002, require us to repurchase all or some of the 400,000 shares of common stock we issued at the closing at a price of $8.00 per share.

       In connection with the acquisition of Dining A La Card, we entered into a services collaboration agreement with SignatureCard. Under this agreement, SignatureCard will continue to provide dining members from its airline frequent flyer partner programs and other marketing programs. It will also share, for
12.5 years, certain profits we derive from SignatureCard-generated members as well as a portion of the membership fee revenues generated from fee paying members acquired in this transaction or subsequently through SignatureCard's efforts.

       To finance the acquisition, we obtained a $35 million senior secured revolving bridge loan facility from Chase (from which $29 million was drawn down at the closing of the Dining A La Card acquisition) and a $10 million term loan from GAMI.

The Chase Facility

       The Chase facility permits us to borrow up to an aggregate principal amount equal to the lesser of $35,000,000 and the amount available under a borrowing base formula based on the amount of Dining A La Card receivables which meet certain eligibility criteria (which was $35 million at closing). The facility is secured by liens on substantially all of our assets (including those purchased in the acquisition), other than those subject to an existing securitization facility, as well as by pledges of the stock of our three principal subsidiaries: Transmedia Restaurant Company Inc., Transmedia Service Company Inc., and TMNI International Incorporated. It is our intention to use the remaining proceeds of the facility in connection with the ongoing Dining A La Card business.

       Amounts drawn down under the facility bear interest, at our election, at either (i) 0.25% plus the greater of the Chase prime rate and 1.5% plus the federal funds effective rate, or (ii) 1.25% plus one month LIBOR. The facility expires on December 30, 1999 and we must repay all outstanding amounts by that time. The rate of interest on the facility on the date of this prospectus is 8.08%. Interest is payable monthly in arrears. Any amounts overdue under the facility bear interest at the applicable rate plus 2%. The agreement contains customary events of default, as well as a cross default if we default on our existing securitization facility or the GAMI loan or any other material indebtedness. We intend to repay this bridge loan with the proceeds from a securitized financing of the Dining A La Card rights-to-receive arranged through Chase.

       In connection with the Chase facility, we paid a $500,000 fee to Chase upon the closing and are required to pay a monthly fee equal to 0.375% of the average amount of undrawn funds under the facility.

The GAMI Loan

       The GAMI term loan in the amount of $10 million is unsecured and subordinated to the Chase facility. It obligates us as well as our three principal subsidiaries as borrowers. Interest accrues on the principal amount outstanding at the prime rate (as announced from time to time by Chase) plus 4%, and is payable monthly in arrears. Overdue amounts bear interest at the prime rate plus 8%.

       The terms of this agreement require us to conduct this rights offering and to use the gross proceeds to repay all outstanding amounts under this loan. It matures on the closing of this rights offering or December 30, 1999, if earlier. The failure of our stockholders to approve the proxy proposals and the occurrence of an event of default under various agreements relating to the rights offering (see "Related Party Transactions") or under the Chase facility constitute defaults under this loan, among other customary default events. Upon an event of default, various standstill covenants binding Samstock and its affiliates would automatically terminate. In addition, Samstock would have the right to designate additional directors to our board so that the total number of Samstock designees on our board would constitute a majority, among other remedies.

       The terms of this agreement required us to pay to GAMI at the closing of the loan a cash fee of $500,000, which is reimbursable to us upon (i) the closing of this rights offering, (ii) the issuance to Samstock of warrants to purchase 1,000,000 shares of our common stock and (iii) the repayment of the GAMI loan. If the rights offering is not consummated and the warrants are not issued, we are required to pay GAMI an additional $500,000 fee in cash.

Existing Securitization Facility Waiver

       As of April 30, 1999, Transmedia's stockholder equity was less than the $24 million minimum required under its existing securitization facility. This default has been waived through December 31, 1999. The waiver may terminate, however, (1) after October 31, 1999, if this rights offering has not yet been commenced or if we continue to fail to comply with the stockholder equity requirements and, in each case, the rating of the notes under the securitization facility is withdrawn or reduced, and (2) at any time, if the indebtedness under the Chase or GAMI loans is accelerated or if we fail to maintain stockholders equity of at least $20 million. We are depending on this rights offering to provide us with the additional equity needed to bring us into compliance with the terms of this facility. If we are unable to satisfy this requirement by December 31, 1999, or if the waiver is terminated, an early amortization event under the facility could be declared, and our financial condition and results of operations would be materially negatively impacted. See "Risk Factors -- We may have difficulty meeting our future cash needs."

                              THE RIGHTS OFFERING

The Rights

       We are distributing to the holders of our common stock, at no cost to the holders, non-transferable rights to purchase our Series A preferred shares. For a description of the Series A preferred shares, see "Description of Capital Stock--Preferred Stock." If you owned shares of our common stock as of the close of business on ______, 1999, the record date, we will give you the right to subscribe for one Series A preferred share, at a subscription price of $ _______ per share (the "Subscription Price"), for each [_______] whole shares of common stock you owned. You will not receive any fractional rights or cash in lieu of fractional rights during the rights offering, but instead we will round your number of rights up or down to the nearest whole number. No public market for the rights will exist and the rights may not be sold, assigned or otherwise transferred. See "--Nontransferability of Rights."

       If you wish to exercise your rights, you must do so before 5:00 p.m., Eastern Standard Time, on _______, 1999. After that time, the rights will expire and will no longer be exercisable. See "--Expiration Time."

Basic Subscription Privilege

       Each right will entitle you to receive, upon payment of $____ to Transmedia, one Series A preferred share. Transmedia will send you certificates representing the shares that you purchase pursuant to your basic subscription privilege as soon as practicable after __________, 1999 [insert expiration date], whether you exercise your rights immediately prior to that date or earlier. If you hold your common stock through Depository Trust Company, or arrange for delivery and payment through DTC, the appropriate account will be credited.

Oversubscription Privilege

       Each right also gives you an "oversubscription privilege" to purchase additional Series A preferred shares that are not purchased by other stockholders. You are entitled to exercise your oversubscription privilege only if you exercise your basic subscription privilege in full.

       If you wish to exercise your oversubscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. When you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege).

       If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all oversubscription privileges, you will be allocated shares pro rata (subject to elimination of fractional shares), in proportion to the number of shares you purchased through your basic subscription privilege.

       As soon as practicable after _______, 1999 [insert expiration date], the subscription agent will determine the number of Series A preferred shares that you may purchase pursuant to the oversubscription privilege. We will send you certificates representing these shares as soon as practicable after _______, 1999. If you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest.

       In connection with the exercise of the oversubscription privilege, banks, brokers and other nominee holders of rights who act on behalf of beneficial owners will be required to certify to the subscription agent and Transmedia as to the aggregate number of rights that have been exercised and the number of Series A preferred shares that are being requested through the oversubscription privilege, by each beneficial owner on whose behalf such nominee holder is acting.

Standby Commitment

       Pursuant to a standby purchase agreement, approved by a majority of the disinterested directors of our board of directors, Samstock, a principal stockholder, has agreed to act as a standby purchaser to ensure the sale, at the subscription price, of all of the Series A preferred shares we are offering hereby, the gross proceeds of which would be sufficient to repay the principal outstanding amount under the GAMI loan. See "Recent Developments." If Samstock purchases under its standby commitment more than 25% of the total number of Series A preferred shares offered to our other stockholders in this rights offering (other than pursuant to its basic subscription privilege and its obligation to purchase shares not subscribed for by EGI-Transmedia Investors, L.L.C. or its members pursuant to its or their basic subscription privileges), it will have the right to designate an additional director to our board and thus increase the size of our board. As a compensation for Samstock's standby purchase commitment and for the $10 million loan from GAMI, Transmedia will issue to Samstock warrants to purchase 1,000,000 shares of common stock, exercisable over a five-year period at an exercise price equal to the average of the closing price of the common stock during the 20 consecutive trading days preceding the closing of this rights offering. See "Related Party Transactions."

Subscription Price

       The subscription price for one Series A preferred share, which may be purchased upon exercise of one right, is $____________. Series A preferred shares purchased through the oversubscription privilege or though the standby commitment will have the same subscription price as shares purchased under the basic subscription privilege.

Expiration Time

       The rights will expire at 5:00 p.m., Eastern Standard Time, on _________, 1999, unless Transmedia, in its discretion, extends the rights offering for up to 10 days. If you do not exercise your basic subscription privilege and oversubscription privilege prior to that time, the rights will be null and void. Transmedia will not be required to issue Series A preferred shares to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Our Withdrawal Right

       We reserve the right to withdraw the rights offering at any time before or at the time it is due to expire and for any reason (including, without limitation, the failure by stockholders to approve the increase in our authorized share capital or certain other matters, or a change in the market price of the common stock). We cannot assure you that the condition to this offering will be satisfied or that we will not withdraw this offering for other reasons. If we withdraw the offering, the GAMI loan agreement and the Chase bridge facility would be in default and, if either those defaults results in an acceleration of the indebtedness due under the GAMI or Chase loan, the waiver under our existing securitization would terminate. If Transmedia withdraws the offering, all funds received from holders will be refunded promptly without interest or penalty.

Nontransferability of Rights

       The rights may not be transferred, except by operation of law in the event of death or dissolution of their holder.

Determination of Subscription Price

       The subscription price of the rights was determined by our board of directors, and is not necessarily related to the assets, book value or net worth of Transmedia or any other established criteria of value, and may not be indicative of the fair value of the securities offered. In determining the subscription price, the board of directors considered, among other things, the historic and current market price of the common stock on the New York Stock Exchange (approximately $3.06 per share at July 30, 1999), the book value of the common stock (approximately $1.96 per share at March 31, 1999, after giving effect to the acquisiton of Dining A La Card) as compared to its market price over the past several months, Transmedia's earnings and prospects, as well as Transmedia's need for capital.

Exercise of Rights

       Method of Exercise

       You may exercise your rights by delivering to the subscription agent, American Stock Transfer & Trust Company on or prior to ________, 1999:

       (1) the properly completed and signed subscription certificate accompanying this prospectus;

       (2) any required signature guarantees; and

       (3) payment in full of the subscription price for each Series A preferred share to be purchased through the basic subscription privilege and the oversubscription privilege.

       You should deliver your subscription certificate and payment to the address set forth below under "--Subscription Agent."

       Method of Payment

       Payment for the shares must be made (1) by check or bank draft (cashier's check) drawn upon a United States bank or a postal, telegraphic or express money order payable to "American Stock Transfer & Trust Company", as subscription agent or (2) by wire transfer of funds to an account maintained by the subscription agent for the purpose of accepting subscriptions at ____________________, Attn: Account: ____________________ (Transmedia Network
Inc.) The subscription price will be considered to have been received by the subscription agent only upon:

       (1) clearance of any uncertified check;

       (2) receipt by the rights agent of any certified check or bank draft upon a United States bank or of any postal, telegraphic or express money order; or

       (3) receipt of collected funds in the subscription agent's account designated above.

       Note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, Transmedia urges you to make payment sufficiently in advance of _________, 1999 to ensure that the payment is received and clears before that date. Transmedia also urges you to consider payment by means of certified or cashier's check or money order.

       Guaranteed Delivery Procedures

       If you want to exercise your rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to 5:00 p.m., on ________, 1999, you may exercise your rights if you satisfy the following Guaranteed Delivery Procedures:

       (1) You send, and the subscription agent receives, payment in full for each Series A preferred share being purchased through the basic subscription right and the oversubscription privilege, on or prior to __________, 1999;

       (2) You send, and the subscription agent receives, or prior to __________, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, inc., or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state your name, the number of rights that you hold, the number of Series A preferred shares that you wish to purchase pursuant to the basic subscription right and the number of shares, if any, you wish to purchase pursuant to the oversubscription privilege. The Notice of Guaranteed Delivery must guarantee the delivery of your subscription certificate to the subscription agent within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and

       (3) You send, and the subscription agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three NYSE trading days following the date of your Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the addresses set forth below, or may be transmitted to the subscription agent by facsimile transmission, to facsimile number __________. You can obtain additional copies of the form of Notice of Guaranteed Delivery by requesting it from the subscription agent at the address set forth below under "--Subscription Agent."

       Signature Guarantee

       Signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

       Signatures on the subscription certificate do not need to be guaranteed if:

       (1) the subscription certificate provides that the Series A preferred shares to be purchased are to be delivered directly to the record owner of such rights; or

       (2) the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

       Shares Held for Others

       If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of such shares as soon as possible to obtain instructions with respect to the rights beneficially owned by them.

       If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask him to effect transactions in accordance with your instructions.

       Ambiguities in Exercise of the Rights

       If you do not specify the number of rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

       If your payment exceeds the total purchase price for all of the rights shown on your subscription certificate, your payment will be applied until depleted, to subscribe for Series A preferred shares in the following order:

       (1) to subscribe for the number of Series A preferred shares, if any, that you indicated on the subscription certificate(s) that you wished to purchase through your basic subscription privilege;

       (2) to subscribe for Series A preferred shares until your basic subscription privilege has been fully exercised;

       (3) to subscribe for additional Series A preferred shares pursuant to the oversubscription privilege (subject to any applicable proration).

       Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deductions.

       Important

       Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates to Transmedia.

       You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery. If you choose to deliver your subscription certificate and payment by mail, Transmedia recommends that you use registered mail, properly insured, with return receipt requested. Transmedia also recommends that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to __________, 1999. Because uncertified personal checks may take at least five business days to clear, the company strongly urges you to pay, or arrange for payment, by means of certified or cashier's check or money order.

Validity of Subscriptions

       All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by Transmedia, which determination will be final and binding. Transmedia, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Transmedia determines in its sole discretion. Neither Transmedia nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission or subscription certificates or incur any liability for failure to give such notification.

No Revocation

       After you have exercised your basic subscription privilege or oversubscription privilege, you may not revoke that exercise. You should not exercise your rights unless you are certain that you wish to purchase Series A preferred shares.

Listing

       We intend to apply to list the Series A preferred shares offered hereby on the NYSE under the symbol "TMNPrA." The rights are non-transferable and will not be listed on any national securities exchange or quotation system.

Fees and Expenses

       Transmedia will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the rights. Neither Transmedia nor the subscription agent will pay such expenses.

Rights of Subscribers

       You will have no rights as a stockholder of Transmedia with respect to the Series A Preferred shares you subscribe for or the shares of common stock into which those shares are convertible until certificates for those shares are issued to you. You will have no right to revoke your subscription after you deliver to the subscription agent a completed subscription certificate and payment.

Subscription Agent

       Transmedia has appointed American Stock Transfer & Trust Company as subscription agent for the rights offering. The subscription agent's address for packages sent by mail or overnight delivery is:______________________________________________.

       The Subscription Agent's telephone number is ______________, and its facsimile number is ___________.

       You should deliver your subscription certificate, payment of the subscription price and Notice of Guaranteed Delivery (if any) to the subscription agent.

       Transmedia will pay the fees and expenses of the subscription agent, which we estimate will total $_________. We have also agreed to indemnify the subscription agent from any liability which it may incur in connection with the rights offering.

No Board Recommendation

       Your decision whether to exercise your rights and invest in the Series A preferred shares must be made by you, based upon your own evaluation of your best interests. Accordingly, the board of directors does not make any recommendation to any rights holder regarding the exercise of his, her or its rights.

                           RELATED PARTY TRANSACTIONS

The GAMI Loan

       On June 30, 1999, we, together with our three principal subsidiaries as borrowers, entered into a term loan with GAMI, an affiliate of Samstock, our largest stockholder, providing us with interim debt financing in a total aggregate amount of $10.0 million. The term loan is unsecured and is subordinated to the Chase revolving credit facility. See "Recent Developments." To finance our acquisition of Dining A La Card, we borrowed the entire principal amount available under this loan on June 30, 1999, the net proceeds of which, after payment of the fees discussed below and a transaction advisory fee to EGI, were approximately $9.1 million. Repayments of this loan are not subject to reborrowing. The loan bears interest at the prime rate (as announced from time to time by The Chase Manhattan Bank) plus 4% and is payable monthly in arrears. The loan matures on December 30, 1999 or the earlier closing of this rights offering.

       The terms of the GAMI loan require us to conduct this rights offering (and to use the gross proceeds to repay the loan) and to enter into the standby purchase agreement and a second amended and restated investment agreement with Samstock and certain other persons. Any default under these agreements, the Chase facility or the waiver letter issued under our securitization facility, and any failure by stockholders to approve the proxy proposals being presented to them would each trigger a default under the GAMI loan, among other customary default events. Upon a default event, in addition to the remedies available under the loan agreement, the various standstill covenants binding Samstock and its affiliates under the investment agreement (which currently prohibit Samstock and its affiliates, subject to certain limitations, from acquiring additional securities of Transmedia, soliciting proxies in opposition to the recommendation of a majority of our disinterested directors, forming "groups" for the purpose of acquiring, voting or disposing of our voting securities, or soliciting bidders for Transmedia, among other things, until March 2003) would automatically terminate, and Samstock would have the right to designate additional directors to our board so that the total number of Samstock designees on our board would constitute a majority.

       As consideration for GAMI providing the loan and Samstock acting as a standby purchaser under the standby purchase agreement, we paid GAMI a reimbursable fee of $500,000. Upon receipt of stockholder approval of the proxy proposals and the closing of this rights offering, (1) Transmedia will issue to Samstock warrants to purchase 1,000,000 shares of our common stock, and (2) GAMI will reimburse to us the $500,000 payment we previously paid to GAMI (less outstanding principal and interest amounts under the loan). The warrants are exercisable at any time, from time to time, in whole or in part for five years from the closing of this rights offering at a price per share equal to the average of the closing prices of our common stock on the New York Stock Exchange during the 20 trading days preceding such closing. If the proxy proposals are not approved by our stockholders, or this rights offering is withdrawn or canceled for any other reason, we will not be reimbursed and, in addition, will be required to pay GAMI an additional $500,000 in fees under the loan agreement with GAMI.

       We are required to register for resale all shares of common stock issuable to Samstock upon exercise of the warrants in accordance with the terms of the second amended and restated investment agreement. See "Description of Capital Stock--Warrants."

The Standby Purchase Agreement

       Samstock has entered into a standby purchase agreement with us, pursuant to which it has agreed to act as a standby purchaser of the Series A preferred shares to ensure that $10 million in gross proceeds are raised. We are required to use all the proceeds of this offering to repay the loan described above. See "Use of Proceeds." Under the agreement, Samstock is obligated to purchase all Series A preferred shares not subscribed for by other stockholders in this rights offering (including pursuant to any oversubscription privilege).

       The obligation of Samstock to effect these purchases is subject to various conditions, including (1) the receipt of stockholder approval of the increase in our authorized share capital and certain other matters being presented to them, and (2) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, among others. We cannot assure you that all of the conditions will be satisfied or waived.

       The purchase price of Series A preferred shares to be paid by Samstock pursuant to the standby purchase agreement will be the subscription price offered to you. As of the date of this prospectus, we cannot determine the exact number of Series A preferred shares, if any, that will be required to be purchased under the standby commitment.

       If Samstock purchases more than 25% of the total number of Series A preferred shares offered to our other stockholders in this rights offering (other than pursuant to its basic subscription privilege or its obligation to purchase shares not subscribed for by EGI-Transmedia Investors, L.L.C. or its members pursuant to its or their basic subscription privileges), it will have the right to designate an additional director to our board and the size of our board would be increased by one. Seven directors currently comprise our board of directors, two of whom have been designated by Samstock.

       As compensation for Samstock's commitment under the standby purchase agreement and for GAMI's commitment under the loan described above we have agreed to issue to Samstock warrants to purchase a total of 1,000,000 shares of common stock. See "--GAMI Loan."

       Samstock has advised us that it will be acquiring the Series A Preferred shares pursuant to the standby purchase agreement for investment purposes and not with a view to their sale or distribution. We have granted to Samstock certain rights to require us to register the Series A preferred shares (and the shares of common stock into which they are convertible) purchased by it in this offering or under the standby purchase agreement. See "Description of Capital Stock--Registration Rights." Transmedia and Samstock have agreed to indemnify one another for certain liabilities under the securities laws.

Advisory Services

       In connection with our acquisition of Dining A La Card, we paid a fee for transaction advisory services to EGI of $386,000.

Approval by Disinterested Directors

       At our board meeting on May 24, 1999 and our telephonic board meeting on June 25, 1999 the disinterested directors of our board approved each of the transactions described above, subject, in the case of the warrant issuance, to receipt of stockholder approval of the same, by a vote of three to one.

                          DESCRIPTION OF CAPITAL STOCK

       Immediately following the completion of this rights offering, assuming that the conditions to this offering are satisfied (including the approval by stockholders of the proxy proposals) and upon filing of our certificate of amendment to our certificate of incorporation, the authorized capital stock of Transmedia will consist of 70,000,000 shares of common stock, par value $.02 per share, and 20,000,000 shares of preferred stock, par value $.10 per share.

       As of July 30, 1999, we had 13,352,709 shares of common stock outstanding held by approximately 409 stockholders of record. Upon completion of this offering, assuming the maximum number of rights are exercised, there will be outstanding (1) 13,352,709 shares of our common stock (18,017,432 shares if the Series A preferred shares are fully converted into common stock), (2) 4,664,723 Series A preferred shares (or no Series A preferred shares, if they are all immediately converted into common stock), (3) options to purchase 1,606,093 shares of common stock, and (4) warrants to purchase 2,200,000 shares of common stock.

Common Stock

       Holders of our common stock are entitled to one vote per share held of record on matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our board of directors and to share ratably in the assets of Transmedia legally available for distribution to stockholders in the event of liquidation, dissolution or winding-up of Transmedia, subject to any preferences that may be applicable to any shares of our preferred stock, par value $.10 per share, then outstanding. Holders of common stock have no subscription, redemption or conversion rights and, under Delaware law, no preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares. All outstanding shares of common stock are, and all shares of common stock to be issued in the future (assuming the issuance of such shares will have been duly authorized by Transmedia and issued against receipt of the consideration approved by Transmedia, which will be no less than the par value thereof) will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

       The board of directors has the authority, within the limitations and restrictions stated in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including the powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding common stock, without a vote of the holders of the preferred stock, or any series thereof, unless a vote of such holders is required pursuant to the resolutions establishing the series of preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock. See "Risk Factors--If you do not exercise all of your rights, your ownership interest in Transmedia will be diluted" and "--Transmedia's board of directors may issue additional shares of preferred stock without stockholder approval."

       Series A Preferred Shares

       The shares designated as Series A preferred shares will be senior convertible redeemable preferred stock.

       Conversion. Each whole share of Series A preferred stock is convertible into common stock at any time at the option of the holder and, at any time after the third anniversary of the closing of this offering (upon satisfaction of certain conditions), at our option, at a conversion price of $_____ [insert liquidation preference] subject to adjustment on customary terms to avoid dilution in the event of a merger, stock split, recapitalization or other similar events or an issuance of common stock below the conversion price then in effect. We will have the right to effect a conversion if the closing price of the common stock at any time after such third anniversary exceeds $_______ [Insert number equal to 2x liquidation preference], plus accrued and unpaid current dividends, additional dividends and deferred dividends, for thirty consecutive days, provided that we effect such conversion within 90 days thereafter. We will also have the right to require conversion if we complete an underwritten offering of our equity securities which results in gross proceeds to Transmedia or selling stockholders of $20 million and either the price to public of the securities sold or the average of the high and low sales price of our common stock on the date of the closing of the public offering is not less than the Series A conversion price then in effect. Holders of a majority of the outstanding Series A preferred shares also will have the right to require us to convert all outstanding Series A preferred shares at any time following the closing of this offering. The number of shares of common stock issuable upon any conversion will be determined by dividing the sum of $_______ [Note: insert liquidation preference], plus accrued but unpaid current dividends, additional dividends and deferred dividends by the Series A conversion price then in effect.

       Dividends. As a holder of the Series A preferred shares you will be entitled to receive, when, as and if declared by the board of directors and to the extent of funds legally available for the payment of dividends, cash dividends at the rate of $_____ per share per annum [insert number equal to 12% of liquidation preference], at least $_____ [insert number equal to 6% of liquidation preference] of which is payable quarterly in arrears on the first business day of January, April, July and October ("current dividends"). Dividends in the amount of $_____ per share [insert number equal to 6% of liquidation preference] shall not be payable currently but shall be deferred, accrue and be payable upon a conversion or redemption of the Series A preferred shares or liquidation, dissolution or winding up of Transmedia ("deferred dividends"). See "-- Subordination" below. We may choose to pay any or all deferred dividends currently. Dividends will accrue from and including the issue date to and including the date on which the preferred stock is redeemed or converted or on which the liquidation preference is paid thereon. To the extent not paid, dividends will be cumulative. The Series A preferred shares also will be entitled to receive cash dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock.

       If we default in our obligation to pay any portion of current dividends when due (such portion, a "past due current dividend"), the holders will be entitled to receive, when, as and if declared by the board of directors and to the extent of funds legally available for the payment of dividends, an additional dividend per share ("additional dividends") at an annual rate equal to the per share amount of the past due current dividend, multiplied by the prime rate of interest (as announced by The Chase Manhattan Bank) plus 6% for the first 90 days of such default, increasing by an additional 1/2% at the beginning of each subsequent 90 day period up to a maximum rate equal to the prime rate plus 7-1/2%. All additional dividends will be cumulative from the dividend payment date on which the default giving rise to a past due current dividend had occurred.

       Voting. Holders of the Series A preferred shares will vote together with the holders of the common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of Series A preferred stock held of record by such holders. In addition, if and whenever current dividends payable on shares of Series A preferred stock are in arrears and unpaid in an aggregate amount equal to or exceeding the amount of current dividends due and payable thereon for six (6) quarterly dividend periods (consecutive or otherwise), then the number of directors constituting the board of directors will be increased by two, and the Series A preferred shares, voting as a class, will have the right to elect two directors to fill the newly-created directorships. The right to elect directors will remain in effect until all cumulative current dividends (and any additional dividends with respect to those current dividends) have been paid in full.

       Subordination. Upon a liquidation, dissolution or winding up of Transmedia, the holders of the Series A preferred shares would be entitled to receive, in cash, a sum per share equal to $_____ [insert liquidation preference] plus all accrued but unpaid current dividends, additional dividends and deferred dividends thereon, before any amounts are paid to holders of common stock. If amounts available for distribution to stockholders are insufficient to permit payment to all holders of Series A preferred shares of this preferential amount, then our entire funds available to holders of Series A preferred shares will be distributed ratably among the holders in proportion to the number of shares owned. Upon liquidation (other than a "deemed liquidation event" described below), after payment of the amount described above, any additional amounts available for distribution will be distributed among the holders of the Series A preferred shares and common stock pro rata on an as-converted basis.

       If we consolidate with or merge into another entity, if we sell or transfer all or substantially all of our assets, or if a majority of our outstanding stock is sold, resulting in stockholders immediately prior to the sale owning less than 50% of our voting securities, we will treat such event as a liquidation, dissolution or winding up (a "deemed liquidation event"), unless the transaction is approved by the holders of majority of the then outstanding Series A preferred shares. From and after the date of a deemed liquidation, all rights of the holders of Series A preferred shares, as such, will cease and terminate, and each Series A preferred share shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange for the share other than the right to receive payment of the preferential amount described above.

       Redemption. Beginning on the fifth anniversary of the closing of this rights offering, (1) and during the 90 day period thereafter, each holder of Series A preferred shares may require Transmedia to redeem all, but not less than all, of the Series A preferred shares then held by the holder and (2) at any time thereafter, Transmedia may elect to redeem all of the Series A preferred shares then outstanding, in each case at a redemption price per share equal to $_____ [insert liquidation preference] plus all accrued but unpaid current dividends, additional dividends and deferred dividends thereon (the "redemption price"). In either case, Transmedia, however, may choose to effect the redemption in not less than one-third increments ratably during the fifth, sixth and seventh years following the closing of this rights offering (subject to the holders' prior right of conversion). In the event that we do not have sufficient funds legally available to redeem the total number of shares requested or required to be redeemed, we will use those funds which are legally available to redeem the maximum number of shares, ratably, (1) among the holders then requesting redemption (in the event of a redemption at a holder's election) or (2) among all holders (in the event a redemption at our election). If we default in our obligation to redeem any shares that are to be redeemed on a redemption date ("defaulted shares"), then (1) for purposes of calculating the redemption price applicable to the defaulted shares, the dividend rate will increase to the prime rate then in effect (as announced from time to time by The Chase Manhattan Bank) plus 6% for the first 90 days of such default, increasing by an additional 1/2% at the beginning of each 90-day period thereafter up to a maximum rate of the prime rate plus 7-1/2% per annum, and (2) the conversion price for the defaulted shares will be reduced by 50% of the conversion price then in effect and shall remain at such reduced price until the defaulted shares are redeemed.

Options

       As of July 30, 1999 (1) options to purchase a total of 1,606,093 shares of common stock were outstanding, and (2) up to 98,716 additional shares of common stock may be subject to options granted in the future under Transmedia's 1996 Long-Term Incentive Plan.

Warrants

       As of July 30, 1999, we had outstanding warrants for the purchase of an aggregate of 1,200,000 shares of common stock, exercisable at any time until March 23, 2003. One-third of the warrants are exercisable at $6.00 per share, one-third of the warrants are exercisable at $7.00 per share, and one-third of the warrants are exercisable at $8.00 per share. Of this number, warrants to purchase 905,049 shares of common stock are held by affiliates of Samstock. Subject to receipt of stockholder approval, Transmedia is obligated to issue to Samstock, upon completion of this offering, warrants to purchase 1,000,000 shares of common stock in consideration of a $10 million loan to us by an affiliate and its standby commitment. All of the aforementioned warrants contain or will contain restrictions on transfer and customary anti-dilution provisions for stock splits or other recapitalization.

Registration Rights

       Upon the completion of this rights offering, and the issuance to Samstock of warrants to purchase an aggregate of 1,000,000 shares of common stock, the holders of an aggregate of ____________ shares of common stock or securities exercisable for common stock will be entitled to certain registration rights. These rights are provided under the terms of a second amended and restated investment agreement among Transmedia, Halmostock Limited Partnership and affiliates of Samstock. The agreement provides for rights to require Transmedia to file a shelf registration statement with respect to all registrable securities and to keep such registration statement effective until all registrable securities are sold or disposed of under the registration statement or to unaffiliated third parties. In April 1998, Transmedia filed a shelf registration statement covering 4,920,509 shares of common stock. Transmedia is obligated to file another shelf registration statement covering _______ Series A preferred shares and an indeterminate number of shares of common stock into which the preferred shares may be exercisable from time to time as well as 1,000,000 shares of common stock underlying the warrant in accordance with the second amended investment agreement within 90 days following the completion of this rights offering. Registration of shares of common stock pursuant to the rights granted in these agreements will result in such shares becoming freely tradeable without restriction under the Securities Act of 1933. All registration expenses incurred in connection with the above registrations will be borne by Transmedia.

Delaware Anti-takeover Law and Certain Charter Provisions

       Transmedia is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless:

       o the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

       o the business combination was approved by the board of the corporation before the other party to the business combination became an interested stockholder;

       o upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in certain employee stock ownership plans); or

       o following the transaction that made it an interested stockholder, the business combination is approved by the board of the corporation and ratified at a meeting of stockholders by at least two-thirds of the voting stock which the interested stockholder did not own.

       The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of Transmedia.

       Additionally, provisions of our certificate of incorporation may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by you, our stockholders. The following summarizes these provisions

       Supermajority Voting Provisions. Our certificate of incorporation requires the affirmative vote of at least 80% of the voting power of the corporation entitled to vote generally in the election of directors to approve certain business combinations with a holder of 10% or greater of the voting power of Transmedia or certain affiliates of any such holder, unless the transaction is approved by a majority of disinterested directors and certain price and procedural requirements are met.

       Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation of Liability and Indemnification

       The certificate of incorporation provides that Transmedia's directors shall not be personally liable to Transmedia or its stockholders for monetary damages for any breach of fiduciary duty as directors of Transmedia, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL").

       Section 145 of the DGCL enables a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising our of their status as directors and officers. This provision, however, does not eliminate or limit the liability of a director:

       o for any breach of the director's duty of loyalty to the corporation or its stockholders;

       o for any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

       o for payments of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL; or

       o for any transaction from which the director derived an improper personal benefit.

       Transmedia's certificate of incorporation provides that it may fully indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Transmedia or was serving at the request of Transmedia as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by that person in connection therewith.

Transfer Agent

       American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for our common stock, and will also serve as subscription agent in connection with the rights offering.

Listing

       The common stock is listed on the NYSE under the symbol "TMN." We intend to apply to list the Series A preferred shares on the NYSE under the symbol "TMNPrA." The rights are non-transferable and will not be listed on any national securities exchange or quotation system.

                              PLAN OF DISTRIBUTION

       The Series A preferred shares offered in this rights offering are being offered by Transmedia directly to holders of its common stock.

       Transmedia will pay the fees and expenses of American Stock Transfer & Trust Company, as subscription agent, and also has agreed to indemnify the subscription agent from any liability which it may incur in connection with the rights offering, including liabilities under the Securities Act.

       On or about ________, 1999, we will distribute the rights and copies of this prospectus to individuals who owned shares of common stock on _______, 1999. If you wish to exercise your rights and purchase Series A preferred shares, you should complete, date and sign the subscription certificate and return it, together with payment for the shares, prior to the expiration time to the subscription agent at the address on page __. See "The Rights Offering--Exercise of Rights." Your subscription rights are nontransferable. See "The Rights Offering--Nontransferability of Rights." If you have any questions concerning the procedure for exercising your rights and subscribing for Series A preferred shares, you should contact the subscription agent.

       To guarantee to Transmedia gross proceeds of $10 million from this rights offering, Samstock has entered into a standby purchase agreement. Under that agreement, Samstock is obligated to purchase from the Company all Series A preferred shares offered by this prospectus not subscribed for by other stockholders in this rights offering, including pursuant to any oversubscription privilege, to ensure that all Series A preferred shares offered hereby are sold.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

                  The following summarizes the material United States federal income tax considerations of the rights offering to holders of common stock. This summary is not a complete discussion of all federal income tax consequences of the rights offering and addresses only the income tax consequences applicable to you if you are one of the following:

       o  an individual citizen or resident of the United States;

       o a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

       o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

In particular, this summary may not address the federal income tax consequences applicable to you if you are a person subject to special treatment under United States federal income tax law, such as a dealer or trader in securities or currencies, a financial institution or other stockholder that treats income in respect of our common stock as financial services income, a life insurance company, a tax-exempt entity, a stockholder that holds our common stock as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedges against currency risks in respect of our common stock, a stockholder that has a principal place of business or "tax home" outside the United States, or a stockholder whose "functional currency" is not the United States dollar.

       The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, this summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of common stock and the rights and Series A preferred shares issued to you as part of the rights offering constitute capital assets.

       This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

The Rights

       Receipt of the Rights

       You will not recognize any gain or other income upon the receipt of the rights. Your tax basis in each right will depend on whether you exercise the right or allow the right to expire. If you exercise a right, your tax basis in the right will be determined by allocating the tax basis of your common stock on which the right is distributed between the common stock and the right, in proportion to their relative fair market values on the date of distribution of the right. However, if the fair market value of your rights is less than 15 percent of the fair market value of your existing shares of common stock, then the tax basis of each right will be deemed to be zero and the tax basis of the common stock will be unchanged, unless you elect to allocate tax basis to your rights by attaching an election statement to your federal income tax return for the tax year in which the rights are issued. If you allow a right to expire, it will be treated as having no tax basis.

       Expiration or Exercise of the Rights

       You will not recognize any loss upon the expiration of a right because no basis is allocated to a right if it is allowed to expire. You generally will not recognize a gain or loss on the exercise of a right. The tax basis of a Series A preferred share that you acquire through the exercise of a right will equal the sum of your tax basis, if any, in the right exercised and the amount paid for the share. The holding period of a share of Series A preferred stock acquired through the rights offering will begin on the date that you exercise your right.

Series A Preferred Shares

       Distributions

       You will recognize ordinary dividend income upon the receipt of a distribution on your Series A preferred shares to the extent of Transmedia's current and accumulated earnings and profits. A distribution in excess of Transmedia's current and accumulated earnings and profits will constitute a nontaxable return of capital to the extent of the tax basis in your Series A preferred shares and thereafter will constitute capital gain. You will not be treated as having received a distribution with respect to any accrued dividends until the accrued dividends are actually paid, in which case they would then be taxable in the same manner described in this paragraph.

       Dividends to Corporate Stockholders

              The discussion under this sub-heading applies to you only if you are a corporation holding our common stock.

       If you are a corporation, then dividends that we pay to you, to the extent of Transmedia's current and accumulated earnings and profits generally will be eligible for the dividends received deduction in Section 243 of the Code, subject to the exceptions and restrictions contained in Sections 246(c), 246A and 1059 of the Code. Section 246(c) of the Code will disallow the dividends received deduction in its entirety if (i) you do not hold the Series A preferred shares for a period of more than 45 days (90 days in the case of dividends that are attributable to a period or periods aggregating more than 366 days) immediately before or immediately after you become entitled to receive each dividend on the Series A preferred shares or (ii) you are under an obligation to make related payments with respect to positions in substantially similar or related property. Section 246(c)(4) of the Code provides that you may not count toward this minimum holding period any period in which you have diminished your risk of loss with respect to the Series A preferred shares through certain options, contracts to sell, short sales or other similar transactions. Section 246A of the Code contains the 'debt-financed portfolio stock' rules, under which the dividends received deduction could be reduced to the extent that you incur indebtedness directly attributable to your investment in the Series A preferred shares.

       Under Section 1059 of the Code, you will be required to reduce (but not below zero) your tax basis in the Series A preferred shares by the "nontaxed portion" of any "extraordinary dividend," if you have not held the Series A preferred shares for more than two years before the earliest of the dates on which we have declared, announced, or agreed to, the amount or payment of the dividend. You will be treated as recognizing gain from the sale of stock to the extent, if any, that the nontaxed portion of an extraordinary dividend exceeds your tax basis in the Series A preferred shares. Generally, the "nontaxed portion" of an extraordinary dividend is the amount excluded from income by operation of the dividends received deduction. In the case of the Series A preferred shares, an "extraordinary dividend" generally will be any dividend that (i) equals or exceeds five percent of your tax basis in the Series A preferred shares, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20 percent of your tax basis in the Series A preferred shares, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the Series A preferred shares is an extraordinary dividend, you may elect to substitute the fair market value of the stock as of the day before the ex-dividend date for your tax basis, provided that the fair market value is established to the satisfaction of the Internal Revenue Service. Quite apart from the foregoing rules, an extraordinary dividend also will include any amount treated as a dividend in the case of a redemption of Series A preferred shares that either is not pro rata as to all Transmedia stockholders or is in partial liquidation of Transmedia, regardless of the stockholder's holding period and regardless of the size of the dividend.

       Special rules exist under Section 1059 for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock that (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time that the holder acquires the stock. With respect to your Series A preferred shares, the portion of a preferred dividend that is actually paid may meet the definition of a qualified preferred dividend, but the portion of the preferred dividend that is unpaid and accrued, or a dividend that is paid as a result of a distribution on the common stock, would not meet the definition of a qualified preferred dividend. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return on such stock exceeds 15 percent. Section 1059 does not apply to qualified preferred dividends if a corporate stockholder holds the underlying stock for more than five years. If the stockholder disposes of the underlying stock before that stock has been held for more than five years, then, in general, the amount subject to extraordinary dividend treatment will be limited to the excess, if any, of the qualified preferred dividends actually paid on the stock over the qualified preferred dividends that would have been paid on the basis of the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (i) the stockholder's tax basis in the stock or (ii) the liquidation preference of the stock.

       Conversion of Series A preferred shares

       You generally will not recognize gain or loss on the conversion of Series A preferred shares for shares of common stock, except that (i) you will be treated as having received a constructive distribution in an amount equal to the fair market value of any shares of common stock attributable to dividend arrearages, which will be taxed according to discussion above under "--Distributions," and, (ii) with respect to any cash received in lieu of fractional shares of common stock, you will be treated as if we had redeemed the fractional shares according to the discussion below under "--Redemption." Shares of common stock that you receive through a conversion in which you do not recognize gain or loss will have a tax basis equal to the tax basis in the Series A preferred shares converted therefor and the holding period of the common stock will include the holding period of the Series A preferred shares converted therefor. Shares of common stock that are treated as constructive distributions will have a tax basis equal to their fair market value on the date of their conversion and their holding period will commence on the date following the conversion date.

       Redemption

       If we redeem your Series A preferred shares for cash or other property, this redemption will be treated under Section 302 of the Code as a sale or other disposition of Series A preferred shares if it (i) results in a "complete termination" of your interest in Transmedia, (ii) is "substantially disproportionate" with respect to you or (iii) is "not essentially equivalent to a dividend" with respect to you. For the purposes of these tests, the constructive ownership rules of Section 318 of the Code generally apply, which, among other things, treat holders of Series A preferred shares as owning the underlying common stock. A distribution to you will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in your proportionate stock interest in Transmedia. The Internal Revenue Service has issued a published ruling indicating that a redemption that reduces the proportionate interest of a stockholder whose relative stock interest is minimal and who exercises no control over the corporation's affairs should be treated as "not essentially equivalent to a dividend."

       If none of the three tests of Section 302(b) of the Code is met, then the sum of the amount of cash and the fair market value of any property that you receive will be treated as a distribution according to the discussion above in "--Distributions." Any tax basis in the Series A preferred shares redeemed would be transferred to your remaining stock-holdings in Transmedia.

       Sale or Other Disposition

       You generally will recognize gain or loss upon a sale or other taxable disposition of Series A preferred shares (other than upon a redemption treated as a distribution) in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon the sale or other disposition, except to the extent the cash and property are attributable to declared but unpaid dividends, and (ii) your tax basis in the Series A preferred shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if you have held our stock for more than one year.

       Adjustments to the Conversion Price

       We believe that the Series A preferred shares will be deemed "participating" preferred stock for the purposes of Section 305 of the Code. Consequently, you will not be required under Section 305(b)(4) of the Code to include in your income any adjustments that are made to the conversion price of your Series A preferred shares to account for accrued dividends.

       Backup Withholding Tax

       You may be subject to backup withholding tax at a rate of 31% of the dividends and other "reportable payments" (including, under certain circumstances, sales proceeds) paid with respect to the Series A preferred shares if, in general, you fail to comply with certain certification procedures and are not an exempt recipient under applicable provisions of the Code.

                                    EXPERTS

       The consolidated financial statements of Transmedia as of September 30, 1998 and 1997, and for each of the years in the three-year period ended September 30, 1998, have been incorporated herein by reference to the Annual Report on Form 10-K/A for the year ended September 30, 1998 in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

       The financial statements of Dining A La Card as of December 31, 1998 and for each of the three years in the period then ended have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

       Legal matters in connection with the offering hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York.

                          INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Summary Pro Forma Financial Information.........................................................................F-2

Pro Forma Consolidated Balance Sheet at September 30, 1998......................................................F-3

Pro Forma Consolidated Statement of Operations for the Year Ended
     September 30, 1998.........................................................................................F-4

Pro Forma Consolidated Balance Sheet at June 30, 1999...........................................................F-5

Pro Forma Consolidated Statement of Operations for the Nine
     Months Ended June 30, 1999.................................................................................F-5

Notes to Unaudited Pro Forma Consolidated Financial Information.................................................F-6

DINING A LA CARD

Report of Independent Public Accountants........................................................................F-7

Balance Sheets at December 31, 1998, 1997 and 1996..............................................................F-8

Statements of Operations for each of the three years in the period ended
     December 31, 1998..........................................................................................F-9

Statements of Changes in Parent's Equity in Division for each of the three years in the period ended December 31, 1998.........................................................F-10

Statements of Cash Flows for each of the three years in the period ended December 31, 1998...................................................................................F-11

Notes to the Financial Statements..............................................................................F-12


                          SUMMARY PRO FORMA INFORMATION


         On June 30, 1999, Transmedia acquired from SignatureCard, Inc. ("SignatureCard"), most of the assets related to a membership discount dining program SignatureCard operated under the Dining A La Card trade name and service mark. The assets acquired included various intellectual property rights and computer software, membership and merchant data, and their rights-to-receive restaurant portfolio. As consideration for the assets, we (1) paid SignatureCard $35,000,000 in cash at closing, (2) issued to SignatureCard 400,000 shares of our common stock and (3) issued to SignatureCard a three-year option to purchase an additional 400,000 shares of our common stock at a price of $4.00 per share. Commencing December 31, 1999, SignatureCard may, at any time prior to June 30, 2002, require us to repurchase all or part of the 400,000 shares we issued at the closing at a price of $8.00 per share. In connection with the acquisition of Dining A La Card, we entered into a services collaboration agreement with SignatureCard. Under this agreement, SignatureCard will continue to provide dining members from its airline frequent flyer partner programs and other marketing programs, thus eliminating our cost of member acquisition. It will also share, for 12.5 years, certain profits we derive from SignatureCard-generated members as well as a portion of the membership fee revenues generated from fee paying members acquired in this transaction or subsequently through SignatureCard's efforts. In connection with this acquisition, we paid a fee for transaction advisory services to Equity Group Investments LLC, an affiliate of our largest stockholder ("EGI"), of $386,000. To finance the acquisition, we obtained a $35 million senior secured revolving bridge loan facility from The Chase Manhattan Bank (from which $29 million was drawn down at closing) and a $10 million term loan from GAMI Investments, Inc., an affiliate of EGI. We intend to replace the bridge loan with a permanent facility that securitizes the Dining A La Card rights-to-receive portfolio, arranged through Chase. In connection with the bridge loan, we paid a $500,000 fee to Chase upon the closing. The GAMI loan in the amount of $10 million is unsecured and subordinated to the Chase facility. The proceeds from the rights offering will be used to repay all outstanding amounts under the GAMI loan. The terms of this loan required us to pay to GAMI at closing a cash fee of $500,000, which is reimbursable to us upon the completion of the rights offering.

       The unaudited pro forma financial information and notes below give effect to the acquisition of Dining A La Card and the transactions described above utilizing the Dining A La Card audited historical financial statements as of and for the year ended December 31, 1998 and the interim financial statements as of and for the six months ended June 30, 1999. The pro forma consolidated balance sheets as of June 30, 1999 and September 30, 1998 reflect the financial position of Transmedia as if the acquisition and this offering had occurred on those dates. The pro forma consolidated statements of operations for the year ended September 30, 1998 and the nine months ended June 30, 1999 reflect the results of operations of Transmedia as if this acquisition had occurred at the beginning of the periods presented.

                    Transmedia Network Inc. and Subsidiaries
           Pro Forma Consolidated Balance Sheet at September 30, 1998
                             (Amounts in thousands)


                                              Transmedia Network    Dining A La Card
                                                  Inc. as of             as of             Pro Formas         Pro Forma
                                              September 30, 1998   December 31, 1998      Adjustments       Consolidated
                                              ------------------   -----------------      -----------       ------------
Current assets:

Cash and cash equivalents                                4,632                 73             2,974(2)           7,679
Restricted cash                                          3,518                                                   3,518
Accounts receivable, net                                 2,061              6,221            (6,221)(1)          2,061
Rights to receive, net
     Unrestricted                                        7,909             35,682             5,101(3)          48,692
     Securitized and owned by Trust                     34,438                                                  34,438
Prepaid expenses and other current assets                5,067              8,881            (9,151)(4)          4,797
                                                     ---------         ----------        ----------         ----------

          Total current assets                          57,625             50,857            (7,297)           101,185

Securities available for sale                            1,267                                                   1,267
Equipment held for sale or lease, net                      988                                                     988
Property & equipment                                     6,832                                                   6,832
Other assets                                             1,142              2,627            (2,627)             1,142
Restricted deposits and investments                      1,980              2,396            (2,396)             1,980
Excess of cost over net assets acquired                  4,591                                                   4,591
                                                     ---------         ----------        ----------         ----------

          Total assets                                  74,425             55,880           (12,320)           117,985
                                                     ---------         ----------        ----------         ----------

Current liabilities:

A/P - Rights to receive                                  4,181                                                   4,181
A/P - Other                                              3,348              3,811            (3,811)(1)          3,348
Accrued expenses                                         1,507              4,165            (3,502(5)           2,170
Deferred membership fee income                           2,594              4,582            (4,582(1)           2,594
Chase bridge loan                                                                            29,000(6)          29,000
                                                                                             10,000)

GAMI Loan                                                                                   (10,000(7)               --
                                                     ---------         ----------        ----------         ----------

          Total current liabilities                     11,630             12,558            17,105             41,293

Secured non-recourse notes payable                      33,000                                                  33,000
Other long-term liabilities                              2,061                                  697(8)           2,758
                                                     ---------         ----------        ----------         ----------

          Total liabilities                             46,691             12,558            17,802             77,051
                                                     ---------         ----------        ----------         ----------

Guaranteed Value of Put                                                                       1,471(9)           1,471

Preferred stock                                                                              10,000(10)         10,000
Common stock                                               258                                    8(11)            266
PIC                                                     21,496                                1,721(11)         23,217
Unrealized gain on securities                              612                                                     612
Retained earnings                                        5,368             43,322           (43,322)(1)          5,368
                                                     ---------         ----------        ----------         ----------


          Total stockholders' equity                    27,734             43,322           (31,593)            39,463
                                                     ---------         ----------        ----------         ----------

          Total liabilities & stockholders' equity      74,425             55,880           (12,320)           117,985
                                                     ---------         ----------        ----------         ----------
                                                     ---------         ----------        ----------         ----------


NOTES:

(1)  Remove the Dining A La Card December 31, 1998 balance sheet.

(2) Excess cash of $2,547 earmarked for acquisition of new rights-to-receive that was drawn down from the Chase bridge loan, plus the refund of the $500 EGI loan fee.

(3) Purchase accounting valuation adjustment of rights to receive portfolio acquired of $52.1 million less an allowance of $11.4 million.

(4) Reclassify previously capitalized acquisition cost plus capitalization of deferred financing cost relating to the Chase bridge loan.

(5)  Additional acquisition costs accrued at closing.

(6)  Chase bridge loan liability on date of acquisition.

(7) Reflects the draw on the GAMI loan and its repayment using proceeds from rights offering.

(8) Record stock option outstanding relating to the 400,000 options issued to Signature.

(9) Difference between value of the 400,000 shares of Transmedia common stock at June 30, 1999 and the $8 put price of the shares issued to Signature.

(10) Preferred stock issued as a result of rights offering.

(11) Value of the 400,000 shares of Transmedia common stock paid to Signature at June 30, 1999.

                    Transmedia Network Inc. and Subsidiaries
                 Pro Forma Consolidated Statement of Operations
                     for the Year Ended September 30, 1998
                             (Amounts in thousands)

                                                  Transmedia          Dining           Pro Forma          Pro Forma
                                                 Network Inc.      A La Card (A)       Adjustment       Consolidated
                                               -----------------  ----------------    --------------    ------------
Operating revenue:
     Sale of rights-to-receive

     Owned by Transmedia                                   5,566                --                               5,566
     Owned by Trust                                       89,983           120,512                             210,495
                                                     -----------        ----------        ----------        ----------

         Gross sales                                      95,549           120,512               --            216,061

     Cost of sales                                        54,446            98,964(B)        (8,000)(I)        145,410
     Cardmember discounts                                 21,444            24,262                              45,706
                                                     -----------        ----------        ----------        ----------

     Net revenues from rights-to-receive                  19,659            (2,714)           8,000             24,945

     Membership and renewal fee income, net                7,321            10,612           (7,110)(C)         10,823
     Franchise fee income                                  1,249                --                               1,249
     Commission income                                       369                17                                 386
     Processing income                                     1,543                --                               1,543
                                                     -----------        ----------        ----------        ----------

         Total operating revenues                         30,141             7,915              890             38,946
                                                     -----------        ----------        ----------        ----------

Operating expenses:

     Selling, general & administrative expenses           26,796            22,281          (10,873)(J)         38,204
     Cardmember acquisition and promotion                  5,097            32,927          (21,069)(D)         16,955
     Amended compensation agreements                       3,544                --                               3,544
     Assets impairment loss                                2,169                --                               2,169
                                                     -----------        ----------        ----------        ----------

     Total operating expenses                             37,606            55,208          (31,942)            60,872

         Operating income (loss)                          (7,465)          (47,293)          32,832            (21,926)

Other income (expenses):

     Initial license and franchise fees, net                (710)               --                                (710)
     Realized gains on sale of securities
       available for sale                                    200                --                                 200
     Interest and other income                               560                --                                 560
     Interest and other expense                           (3,021)               --           (3,617)(E)         (6,638)
                                                     -----------        ----------        ----------        ----------

         Income (loss) before taxes                      (10,436)          (47,293)          29,215            (28,514)

Income tax provision (benefit)                            (2,600)           (7,806)              --(F)         (10,835)
Income tax valuation allowance                                                                                  10,835

         Loss before equity loss and accounting
         change                                           (7,836)          (39,487)          29,215            (28,514)

     Equity in loss of Cardplus Japan                                         (220)             220(G)              --
     Cumulative effect of accounting change                                 (2,105)           2,105(H)              --
                                                     -----------        ----------        ----------        ----------

         Net income (loss)                                (7,836)          (41,812)          31,540            (28,514)
                                                     -----------        ----------        ----------        ----------
                                                     -----------        ----------        ----------        ----------


NOTE:

(A)  Dining A La Card Income Statement for the year ending December 31, 1998.

(B) Dining A La Card restaurant losses of $25,962 have been reclassified to cost of sales to conform with Transmedia's presentation.

(C) Removed 67% of Dining A La Card membership dues which would be shared with Signature per agreement.

(D) Removed direct soliciting costs and other marketing amortization of $21,069, since per agreement Signature will provide member acquisition.

(E) Amortization of deferred financing cost of $567 over six month period plus interest expense of $3,050.

(F)  Adjust income tax benefit using Transmedia statutory rate for 1998 of 38%.

(G)  Eliminate equity loss in Cardplus Japan since Transmedia did not purchase.

(H) Remove cumulative effect of accounting change relating to deferred acquisition cost, since per agreement Signature will provide member acquisition.

(I) To remove one-time write down of Dining A La Card's rights to receive portfolio of approximately $8,000 to bring to fair value.

(J) To remove interest expense included in G&A and a portion of G&A expenses allocated from Signature which will be eliminated as part of the acquisition.

                    Transmedia Network Inc. and Subsidiaries
            Pro Forma Consolidated Balance Sheet at June 30, 1999
                          (Amounts in thousands) (1)




















                   Transmedia Network Inc. and Subsidiaries
      Pro Forma Consolidated Statement of Operations for the Nine Months
                             Ended June 30, 1999
                          (Amounts in thousands) (1)















----------
(1)  To be filed by amendment as soon as is practicable.

     [Notes to Unaudited Pro Forma Consolidated Financial Information](1)












----------
(1)  To be filed by amendment as soon as is practicable.

                       [Letterhead of Arthur Andersen LLP]

                    Report of Independent Public Accountants



To the Management of
Dining A La Card:

We have audited the accompanying balance sheets of Dining A La Card (a division of Signature Financial/ Marketing, Inc., which is wholly owned by Montgomery Ward & Co. Incorporated) as of December 31, 1998, 1997 and 1996 and the related statements of operations, changes in parent's equity in division and cash flows for the years then ended. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dining A La Card as of December 31, 1998, 1997 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As explained in Note 6 to the financial statements, effective January 1, 1998, the Division changed its method of accounting for printing and membership materials.

Chicago, Illinois
April 19, 1999

                                DINING A LA CARD

                                 BALANCE SHEETS

                       As of December 31, 1998, 1997, 1996
                            (In Thousands of Dollars)


                                   ASSETS                                           1998           1997               1996
-----------------------------------------------------------------------       ------------    ------------    --------------

CASH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $        73     $         -     $           -
RIGHTS TO RECEIVE (Net of allowance of
    $0, $5,940, $5,558 in 1998, 1997, and 1996, respectively (Note 8) .            35,682          36,351            36,992
DEFERRED ACQUISITION COSTS (Notes 1 and 2) . . . . . . . . . . . . . .              8,881          24,077            23,688
ACCOUNTS RECEIVABLE (Net of allowance of
    $183, $0, $0 in 1998, 1997, and 1996, respectively) . . . . . . . .             6,221           7,432             5,969
INVESTMENT IN CARDPLUS JAPAN (Notes 1 and 5) . . . . . . . . . . . .                2,396             174                52
OTHER ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              2,627           3,558             3,693
                                                                              -----------     -----------     -------------

    TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    55,880     $    71,592     $      70,394
                                                                              -----------     -----------     -------------


LIABILITIES AND PARENT'S EQUITY IN DIVISION
----------------------------------------------------------------------

CASH DEFICIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $         -     $        78     $          48
DEFERRED MEMBERSHIP DUES . . . . . . . . . . . . . . . . . . . . . . .              4,582           5,772             3,349
COMMISSIONS PAYABLE . . . . . . . . . . . . . . . . . . . . . . . . .               3,811             202                73
ACCRUED EXPENSES AND
    OTHER CURRENT LIABILITIES (Note 1). . . . . . . . . . . . . . . .               4,165           3,802             2,150
                                                                              -----------     -----------     -------------

    TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . .         $    12,558     $     9,854     $       5,620
PARENT'S EQUITY  IN DIVISION . . . . . . . . . . . . . . . . . . . .          $    43,322     $    61,738     $      64,774
                                                                              -----------     -----------     -------------

    TOTAL LIABILITIES &
         PARENT'S EQUITY IN DIVISION . . . . . . . . . . . . . . . .          $    55,880     $    71,592     $      70,394
                                                                              -----------     -----------     -------------

               The accompanying notes to financial statements are
                      an integral part of these statements.

                                DINING A LA CARD

                            STATEMENTS OF OPERATIONS

                For the Years Ended December 31, 1998, 1997, 1996
                            (In Thousands of Dollars)

                                                                           1998              1997             1996
                                                                     ------------    --------------    -------------
REVENUES:

    Restaurant Sales...........................................    $     120,512     $      96,411     $    46,405
    Membership Dues............................................           10,612             9,865           4,473
    Other Income...............................................               17               363             250
                                                                   -------------     -------------     -----------


         TOTAL REVENUE.........................................    $     131,141     $     106,639     $    51,128

EXPENSES (Note 4):

    Cost of Sales..............................................    $      73,002     $      59,721     $    29,303
    Member Rebates.............................................           24,262            21,953          10,713
    Member Acquisition.........................................           32,927            22,374           7,270
    General and Administrative.................................           22,281            20,706          16,926
    Bad Debt...................................................           25,962             4,188           7,144
                                                                   -------------     -------------     -----------


         TOTAL EXPENSES........................................    $     178,434     $     128,942     $    71,356
                                                                   -------------     -------------     -----------


         LOSS BEFORE INCOME TAXES, EQUITY IN LOSS OF
         CARDPLUS JAPAN, AND CUMULATIVE EFFECT OF
         ACCOUNTING CHANGE.....................................         (47,293)          (22,303)        (20,228)

INCOME TAXES (Note 6)..........................................            7,806             7,080           4,144
                                                                   -------------     -------------     -----------


         LOSS BEFORE EQUITY IN LOSS OF CARDPLUS JAPAN
         AND CUMULATIVE EFFECT OF ACCOUNTING
         CHANGE................................................         (39,487)          (15,223)        (16,084)

EQUITY IN LOSS OF CARDPLUS JAPAN,
    NET OF TAX OF $0 (Note 5)..................................            (220)                 -               -

CUMULATIVE EFFECT OF ACCOUNTING
    CHANGE, NET OF TAX OF $0 (Note 7)..........................          (2,105)                 -               -
                                                                   -------------     -------------     -----------

NET LOSS.......................................................    $    (41,812)     $    (15,223)     $  (16,084)
                                                                   -------------     -------------     -----------
                                                                   -------------     -------------     -----------


             The accompanying notes to financial statements are an
                       integral part of these statements.

                               DINING A LA CARD

             STATEMENTS OF CHANGES IN PARENT'S EQUITY IN DIVISION

              For the Years Ended December 31, 1998, 1997, 1996
                          (In Thousands of Dollars)

                                                         Parent's Equity           Accumulated
                                                           In Division               Deficit                 Total
                                                         ---------------------   -------------------     ------------------

BALANCE, December 31, 1995 . . . . . . . . . . . . . . . $            46,253     $          (11,839)     $          34,414

    Net Loss . . . . . . . . . . . . . . . . . . . . . .                                    (16,084)              (16,084)

    Parent's Equity in Division . . . . . . . . . . . .               46,444                                        46,444
                                                         -------------------     ------------------      -----------------


BALANCE, December 31, 1996 . . . . . . . . . . . . . . . $            92,697     $          (27,923)     $          64,774

    Net Loss . . . . . . . . . . . . . . . . . . . . . .                                    (15,223)              (15,223)

    Parent's Equity in Division . . . . . . . . . . . .               12,187                                        12,187
                                                         -------------------     ------------------      -----------------


BALANCE, December 31, 1997 . . . . . . . . . . . . . . . $           104,884     $          (43,146)     $          61,738

    Net Loss . . . . . . . . . . . . . . . . . . . . . .                                    (41,812)              (41,812)

    Parent's Equity in Division . . . . . . . . . . . .               23,396                                        23,396
                                                         -------------------     ------------------      -----------------


BALANCE, December 31, 1998 . . . . . . . . . . . . . . . $           128,280     $          (84,958)     $          43,322
                                                         -------------------     ------------------      -----------------
                                                         -------------------     ------------------      -----------------


               The accompanying notes to financial statements are
                      an integral part of these statements.

                                DINING A LA CARD

                            STATEMENTS OF CASH FLOWS

                For the Years Ended December 31, 1998, 1997, 1996
                            (In Thousands of Dollars)


                                                                                       1998               1997           1996
                                                                                 --------------    ---------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net Loss................................................................     $     (41,812)     $   (15,223)     $   (16,084)
    Cumulative effect of accounting change, net of tax......................             2,105                -                -
    Equity in loss of CardPlus Japan, net of tax............................               220                -                -
    Adjustments to reconcile net loss to net cash provided by (used for)
         operating activities:
         Amortization of Deferred Membership Acquisition Costs                          20,967           16,584            3,846
         (Increase) decrease in assets:
               Rights to Receive............................................               669              641           (6,475)
               Deferred Membership Acquisition Costs........................            (7,876)         (16,973)         (25,811)
               Accounts Receivable..........................................             1,211           (1,463)          (4,676)
               Other Assets.................................................               931              135           (1,580)

         Increase (decrease) in liabilities:
               Deferred Membership Dues.....................................            (1,190)           2,423            2,772
               Commission Payable...........................................             3,609              129               44
               Accrued Expenses and Other Current Liabilities...............               363            1,652            1,205
                                                                                 -------------     ------------     ------------

                  Net cash used for operating activities....................           (20,803)         (12,095)         (46,759)

CASH  FLOWS FROM INVESTING ACTIVITIES:

    Investment in CardPlus Japan............................................            (2,442)            (122)             (52)

CASH FLOWS FROM FINANCING ACTIVITIES:

    Parent's Equity in Division.............................................            23,396           12,187           46,444
                                                                                 -------------     ------------     ------------


NET INCREASE (DECREASE) IN CASH.............................................               151             (30)            (367)

CASH AT BEGINNING OF YEAR...................................................              (78)             (48)              319
                                                                                 -------------     ------------     ------------

CASH AT END OF YEAR.........................................................     $          73     $       (78)     $       (48)
                                                                                 -------------     ------------     ------------
                                                                                 -------------     ------------     ------------

SUPPLEMENTAL DISCLOSURE OF
    CASH FLOW INFORMATION

    Cash refunded during the year for income taxes..........................     $       7,806     $      7,080     $      4,144
                                                                                 -------------     ------------     ------------
                                                                                 -------------     ------------     ------------


               The accompanying notes to financial statements are
                      an integral part of these statements.

                                DINING A LA CARD

                        NOTES TO THE FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996
                            (In Thousands of Dollars)


 1.      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         Dining A La Card (the "Business") is a business segment of SignatureCard, Inc. of Delaware ("SCD"), which is a wholly owned subsidiary of Signature Financial/Marketing, Inc. ("SFM"). SFM is wholly owned by Montgomery Ward & Co., Incorporated ("Montgomery Ward"), which is a wholly owned subsidiary of Montgomery Ward Holding Corp. ("MW Holding"). See Note 2 for information regarding the sale of the business.

         The Business markets and operates a dining plan, which offers savings on the purchase price of meals to its members who dine at plan restaurants. These savings are passed along to the member either through direct cash rebates or airline mile rewards. At December 31, 1998, the Business had a membership base of approximately 1.9 million members and a restaurant network of approximately 3,300 restaurants.

         The Business is primarily marketed to its airline reward programs. Approximately 51% of restaurant revenue in 1998 was attributable to members in these programs. The Business also utilizes broad market advertising to acquire new members. These marketing efforts include direct-response television, radio and newspaper advertisements. Approximately 24% of restaurant revenue in 1998 was attributable to broad market memberships.

         The financial statements are being prepared to comply with SEC filing requirements due to the sale of certain assets related to the business. See Note 2.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

         Accounts Receivable

         Accounts Receivable primarily represent valid member dining events that have not yet been submitted for collection from the respective bank accounts of the plan restaurants. These amounts are recorded as restaurant sales revenue for the respective fiscal year in which the dining event occurred. Amounts recorded as accounts receivable will not be sold to Transmedia Network, Inc. (see Note 2).

         Rights to Receive

         Rights to receive represent payments for future meal credits to restaurants that participate in the dining plan. Rights to receive are stated at cost less allowances for future credits that may not be realized of $0, $5,940, and $5,558 in 1998, 1997, and 1996, respectively. As of December 31, 1998, rights to receive has been recorded at an amount based on SFM's agreement to sell certain assets of the business. See Note 2.

         Deferred Acquisition Costs

         Costs (primarily direct-response marketing expenses) of acquiring new memberships are deferred when considered recoverable. Costs deferred are amortized over a period of four years in proportion to the estimated members' dues (initial and renewal) to be collected. The time period over which deferred acquisition costs are being amortized and the recoverability of such costs could differ from estimates due to changing market conditions. Amortization periods and recoverability of deferred membership acquisition costs are continually reviewed for potential impairment and, as adjustments become necessary, they are reflected in current operations.

         Effective January 1, 1995, the Business adopted Statement of Position No. 93-7, "Reporting on Advertising Costs." The adoption of this statement allowed for the capitalization of direct response advertising costs that are incurred to acquire new memberships. The amount of direct response advertising costs capitalized was $7,866, $17,434, and $25,426 in 1998, 1997, and 1996, respectively.

         Effective January 1, 1996, the Business adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

         In 1998, as a result of SFM's agreement to sell certain assets of the Business (see Note 2), deferred acquisition costs were recorded at an amount equal to the present value of the estimated amount of renewal membership dues for members existing at December 31, 1998.

         Investment in CardPlus Japan

         SFM has made a cash investment in CardPlus Japan Co., Ltd. ("CardPlus Japan"). (See Note 5). As of October 15, 1998, the amount invested provided SFM with a greater than 20% interest in CardPlus Japan operations. As such, beginning October 15, 1998, SFM accounts for its investment under the equity method of accounting. Total cash invested was $2,616, $174, and $52 as of December 31, 1998, 1997, and 1996,
         respectively.

         Membership Dues

         Membership Dues are deferred and earned on a pro rata basis over the terms of the memberships, which is one year. Amounts recorded as deferred membership dues will not be sold to Transmedia Network, Inc. (see Note 2).

         Commissions Payable

         Commissions Payable represent amounts owed to external marketing firms that provide direct mail marketing services for the Business, as well as commissions due to the internal sales force of the Business. Amounts recorded as commissions payable will not be sold to Transmedia Network, Inc. (see Note 2).

         Income Taxes

         As a member of a group that files a consolidated tax return and in accordance with the Tax Sharing Agreement between MW Holding and its subsidiaries, the Business computes its income tax provision on a separate return basis. For federal income tax purposes, the Business' tax benefit is included with the taxable income of SFM, which is included in the consolidated federal income tax return of MW Holding. Current federal tax balances are settled with SFM at least annually.

         The Business uses the liability method of accounting for income taxes. Under this method, deferred income taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the tax and financial statement bases of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         Accrued Expenses and Other Liabilities

         Included in Accrued Expenses and Other Liabilities are amounts for member rebate checks that are outstanding for over one year. These outstanding checks are held by the Business as escheat funds for a period of three to seven years as determined by the applicable state regulation. The amount held as escheat funds was $806, $456, and $240 in 1998, 1997, and 1996, respectively. Amounts recorded as accrued expenses and other current liabilities will not be sold to Transmedia Network, Inc. (see Note 2).

         Statement of Cash Flows

         For purposes of the statements of cash flows, cash consists of amounts on deposit with banks.

  2.     SALE OF BUSINESS

         On October 30, 1998, a Letter of Understanding was executed by Transmedia Network, Inc. ("Transmedia") to purchase certain assets of the Business. On March 17, 1999 the Asset Purchase Agreement was executed between Transmedia Network Inc. and SignatureCard, Inc. SCD anticipates that the sale will be finalized by May 31, 1999. In exchange for cash and Transmedia stock and stock options, Transmedia will purchase virtually all performing Rights to Receive, the DALC proprietary information software and all registered and licensed trademarks and trade names.

         As part of the Asset Purchase Agreement, SFM has entered in to a Transition Services Agreement whereby it will provide, for a fee, interim services and assistance (primarily customer service) during the transition period through March 31, 2000, if needed.

         Pursuant to a Service Collaboration Agreement that was executed in conjunction with the Asset Purchase Agreement, SFM will be entitled to 67% of the renewal fee income for existing fee members as well as all membership fee income from any new fee paying members obtained by SFM for a period of five years from the date of closing. As a result of this arrangement, an asset of $8,881 has been established for the estimated present value of future renewal membership fees.

         Additionally, Transmedia and SFM will share profits (defined as revenues from qualified sales less direct costs and interest) derived from the Business' members existing at the date of sale and any new members obtained primarily from airline relationships maintained by SFM for a period of twelve and one-half years on the basis of 60% to Transmedia and 40% to SFM. SFM will not be required to fund losses, if any, however, distributions of profit will not be made to SFM until Transmedia fully recoups the losses incurred.

  3.     PARENT COMPANY

         The Business's ultimate parent, Montgomery Ward, filed for protection under Chapter 11 of the Bankruptcy Code on July 7, 1997. Subsequent to its filing, Montgomery Ward secured a $1,000,000 debtor-in-financing ("DIP") facility to meet its liquidity needs. At year-end 1998, Montgomery Ward had outstanding borrowings of $303,600 under the DIP facility. The DIP facility imposes various restrictions on Montgomery Ward, including limitations on capital expenditures. The DIP facility also requires the satisfaction of certain financial tests, including achievement of specified earning levels of Montgomery Ward as defined in the DIP agreement. As of January 2, 1999, Montgomery Ward had met all such financial tests and the availability under the DIP facility was $363,200. The financial statements do not include any adjustments that might result from the outcome of these bankruptcy proceedings.

         On February 1, 1999, Montgomery Ward announced it will emerge from Chapter 11 bankruptcy protection in mid 1999 as a result of a proposed agreement reached with Montgomery Wards' Creditors' Committee.

         As part of the proposed agreement, General Electric Capital Corporation ("GE Capital") is to acquire SFM. Montgomery Ward will place an undisclosed sum in a fund to settle court approved pre-bankruptcy unsecured claims of creditors other than GE Capital. In exchange for its claims against Montgomery Ward, GE Capital and Montgomery Ward management will receive equity in the reorganized retailer. This proposed agreement will be submitted to a vote of the creditors.

  4.     TRANSACTIONS WITH AFFILIATES

         The Business is charged for expenses incurred on its behalf by affiliates, generally based upon either actual expense incurred or an allocation of expense for centralized groups that serve a number of affiliates. Expenses that are charged directly include payroll and related items for groups working only with the Business, materials printed for the Business, and any other purchases made specifically on behalf of the Business. Expenses that are incurred by SFM are allocated to the Business using a number of different allocation methods, which include the following:

         o Outbound telemarketing, which is charged out at a standard rate per hour for all affiliates using a specific type of telemarketing in a given month.

         o Operations (primarily customer service expenses), which is charged predominantly using a standard cost per minute for all affiliates. The rates are calculated on a monthly basis. Some units within operations use a different unit of measure than time spent on program operations, such as the number of letters or rebates processed for a given program.

         o Member retention expense, which is charged using a standard rate per retention attempt for all affiliates each month.

         o Facility related expenses, which are allocated using the square feet of office space utilized for program operations.

         o Shared service expenses (i.e., systems, sales and pension costs), which are allocated using program membership when time spent on program operations cannot be easily measured.

         o Payroll expense, which is allocated using time spent on program operations. This allocation is performed for those departments working with multiple affiliates.

         Each department determines the most equitable method for allocating its expenses to the various affiliates. Amounts allocated to the Business were $9,701, $8,743, and $6,437 for 1998, 1997, and 1996, respectively, and are included in the General and Administrative expenses on the Statements of Operations.

  5.     INVESTMENT IN CARDPLUS JAPAN

         During 1996, SFM entered into an agreement with CardPlus Japan (a Japanese Corporation) for the purpose of conducting a dining plan program in Japan. This agreement provided CardPlus Japan with the exclusive right to the name "Dining A La Card" and the right to sell and price memberships in the Asian market. SFM has periodically invested in CardPlus Japan operations by purchasing ordinary common voting stock for cash. As of December 31, 1998, SFM owned 4,356 (or 25.7%) of the total amount of CardPlus Japan common stock issued and outstanding. This investment will not be sold to Transmedia Network, Inc. (see Note 2).

  6.     INCOME TAXES

         Under the Tax Sharing Agreement ("TSA") between MW Holding and its subsidiaries, the income tax provision is calculated on a separate return basis. The intent of the TSA is to assure that each subsidiary for each taxable year will pay its share of the consolidated federal tax liability or receive credit for its tax benefits.

         The Business has generated losses on a separate entity basis. These losses have been utilized to offset taxable income of SFM on a consolidated basis. For 1997 and 1996, the Business has received a benefit for the amount of these federal losses through the federal tax settlement with MW Holding. The computed federal income tax benefit for 1997 and 1996 has been reflected in the Statement of Operations in the following year, respectively.

         During 1998, 1997, and 1996, the Business incurred no income tax expense as a result of its having net operating losses and net operating loss carryforwards. The Business recorded a benefit equal to payments received from SFM on account of the Business's net operating losses utilized in the consolidated federal income tax return. The benefit for income taxes was $7,806, $7,080, and $4,144 for 1998, 1997, and 1996, respectively.

         The Business's effective income tax rate varies from the statutory tax rate as a result of the following factors:


                                                        1998             1997             1996
                                                 -----------------------------------------------

  Statutory tax rate                                    40%              40%               40%
  Change in valuation allowance                        (24)              (8)              (20)

  Effective Tax Rate                                    16%              32%               20%
                                                 -----------------------------------------------



         Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Business's deferred tax assets and liabilities are as follows:


                                                        1998             1997             1996
                                                 --------------------------------------------------
  Deferred tax assets

         Net operating loss carryforwards                 $26,045          $17,779          $15,935
         Allowance for bad debts                               73            2,376            2,223
                                                 --------------------------------------------------

           Total gross deferred tax assets                 26,118           20,155           18,158

  Valuation allowance                                     (22,566)         (10,524)          (8,683)
                                                 --------------------------------------------------

         Net deferred tax asset                             3,552            9,631            9,475

  Deferred tax liabilities-

         Deferred acquisition costs                        (3,552)          (9,631)          (9,475)
                                                 --------------------------------------------------

                  Net deferred tax                      $       0        $       0        $       0
                                                 --------------------------------------------------



         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized.

         At December 31, 1998, the Business has $26,045 of net operating loss carryforwards available to reduce future taxable income. These loss carryforwards expire in the years 2010 through 2018. A valuation allowance has been provided for a portion of the deferred tax assets related to those loss carryforwards that may expire unutilized.

  7.     CUMULATIVE EFFECT OF ACCOUNTING CHANGE

         Effective January 1, 1998, the Business changed its method of accounting for printing and mailing membership materials. Historically, the Business has accounted for the costs of printing and mailing of membership materials by amortizing these costs for a period of four years in proportion to the estimated members' dues (initial and renewal) to be collected. Effective January 1, 1998, the Business started expensing these costs upon the mailing of membership materials. The Business changed its method of accounting in order to conform to changing industry practice. The cumulative effect of this change in accounting principle as of January 1, 1998 of $2,105 was recorded as a reduction of membership acquisition costs and income.

  8.     CONTINGENT LIABILITIES

         The Business is a defendant in legal actions arising from normal business activities. Management, after consultation with legal counsel, is of the opinion that any liability, to the extent not provided for, will not have a material impact on the financial position and operating results of the Business.

===============================================================================

                           , 1999

                               [Transmedia Logo]

                          ________ Subscription Rights

                  ________ Shares of Series A Preferred Stock

                        ________ Shares of Common Stock


                              -------------------

                              P R O S P E C T U S

                              -------------------





--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

          Securities and Exchange Commission fee.............   $   2,000
          New York  Stock Exchange listing fee...............         *
          Printing and engraving fees........................         *
          Accountant's fees and expenses.....................         *
          Legal fees and expenses............................         *
          Miscellaneous......................................         *
          Total..............................................         *
                                                                --------------
                                                                  $   *
                                                                ==============
---------

*  To be completed by amendment

Item 15.    Indemnification of Officers and Directors.

         Subsection (a) of Section 145 of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Article Eight of the Transmedia's Certificate of Incorporation, as amended, which is an exhibit to this prospectus and incorporated herein by reference, provides in effect for the indemnification by Transmedia of each director and officer of Transmedia to the fullest extent permitted by the DGCL.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------
*1.1         Form of Standby Purchase Agreement between Transmedia Network Inc and Samstock, L.L.C.

 3.1         Certificate of Incorporation of Transmedia Network Inc., as amended.            (b)

 3.2         Certificate of Amendment to the Certificate of Incorporation of
             Transmedia Network Inc.                                                         (e)

 3.3         Certificate of Amendment to the Certificate of Incorporation of
             Transmedia Network Inc., as filed with the Delaware Secretary of
             State on March 22,1994.                                                         (a)

 3.4         Form of Amendment to the Certificate of Incorporation of Transmedia
             Network Inc.

 3.5         Form of Certificate of Designations, Preferences and Rights of
             Series A Senior Convertible Redeemable Preferred Stock.

 3.6         By-Laws of Transmedia Network Inc.                                              (c)

*4.1         Form of Rights Agreement between Transmedia Network Inc. and
             American Stock Transfer & Trust Company, as subscription agent.

*4.2         Second Amended and Restated Investment Agreement dated as of
             June 30, 1999 among Transmedia Network Inc., Samstock, L.L.C.,
             EGI-Transmedia Investors, L.L.C., Halmostock Limited Partnership and, with respect to Section 5 of the Agreement only, Robert M.
             Steiner, as trustee under declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust.

*5.1         Opinion of Morgan, Lewis & Bockius LLP.

10.1         Asset Purchase Agreement, dated as of  March 17, 1999, between
             Transmedia Network Inc. and SignatureCard, Inc., as amended by                  (j)
             Amendment No. 1 thereto dated as of April 15, 1999 and Amendment
             No. 2 thereto dated as of May 31, 1999.

10.2         Option Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and SignatureCard, Inc.

10.3         Services Collaboration Agreement, dated as of June 30, 1999, between            (j)
             Transmedia Network Inc. and SignatureCard, Inc.

---------
*  To be filed by amendment.


Exhibit No.       Description of Exhibit                                               Page/Reference
-----------       ----------------------                                               --------------
10.4         Credit Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and The Chase Manhattan Bank.

10.5         Security Agreement, dated as of June 30, 1999, between Transmedia               (j)
             Network Inc. and The Chase Manhattan Bank.

10.6         Pledge Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and The Chase Manhattan Bank.

10.7         Credit Agreement, dated as of June 30, 1999, between GAMI Investments,          (j)
             Inc. Transmedia Network Inc., Transmedia Restaurant Company Inc.,
             Transmedia Service Company Inc. and TMNI International Incorporated.

10.8         1987 Stock Option and Rights Plan, as amended.                                  (a)

10.9         Form of Stock Option Agreement (as modified) between Transmedia
             Network Inc. and certain Directors.                                             (g)

10.10        Amended and Restated Employment Agreement dated as of November 15,
             1996 between Transmedia Network Inc. and Melvin Chasen.                         (f)

10.11        Amended and Restated Consulting Agreement dated as of November 15,
             1996 between Transmedia Network Inc. and Melvin Chasen.                         (f)

10.12        Second Restated and Amended Employment Agreement dated as of
             October 1, 1998 between Transmedia Network Inc. and James Callaghan.

10.13        Master License Agreement dated December 14, 1992 between Transmedia
             Network Inc. and Conestoga Partners, Inc.                                       (d)

10.14        First Amendment to Master License Agreement dated April 12, 1993,
             between Transmedia Network Inc. and Conestoga Partners, Inc.                    (e)

10.15        Second Amendment to Master License Agreement -- Assignment and
             Assumption Agreement dated August 11, 1993 among Transmedia Network
             Inc., TMNI International Incorporated and Transmedia Europe, Inc.               (e)

10.16        Master License Agreement Amendment No. 3 dated November 22, 1993
             between TMNI International Incorporated and Transmedia Europe, Inc.             (e)

10.17        Master License Agreement dated March 21, 1994 between TMNI
             International Incorporated and Conestoga Partners II, Inc. licensing
             rights in the Asia Pacific region.                                              (a)

10.18        Agreement, dated as of December 6, 1996, among Transmedia Network
             Inc., TMNI International Incorporated, Transmedia Europe Inc. and
             Transmedia Asia Pacific Inc.                                                    (f)

10.19        Stock Purchase and Sale Agreement, dated as of November 6, 1997, among Transmedia Network Inc., Samstock, L.L.C., and Transmedia
             Investors, L.L.C.                                                               (h)

---------
*  To be filed by amendment.


Exhibit No.       Description of Exhibit                                               Page/Reference
-----------       ----------------------                                               --------------

10.20        Form of Warrant to purchase Common Stock.                                       (i)

10.21        Amended and Restated Agreement Among Stockholders Agreement, dated as of March 3, 1998, among Transmedia Network Inc., Samstock, L.L.C., EGI-
             Transmedia Investors, L.L.C., Melvin Chasen, Iris Chasen and Halmstock
             Limited Partnership.                                                            (i)

10.22        Stockholders Agreement, dated as of March 3, 1998, among Transmedia
             Network Inc., EGI-Transmedia Investors, L.L.C., Samstock, L.L.C. and
             Melvin Chasen and Halmstock Limited Partnership.                                (i)

10.23        Security Agreement dated as of December 1, 1996 among TNI Funding
             Company I, L.L.C. as Issuer, The Chase Manhattan Bank as Trustee and as
             Collateral Agent, TNI Funding I, Inc., as Seller and Transmedia Network
             Inc., as Servicer.                                                              (g)

10.24        Purchase Agreement dated as of December 1, 1996 among Transmedia
             Network Inc., Transmedia Restaurant Company Inc., Transmedia Service
             Company Inc. and TNI Funding I, Inc., as Purchaser.                             (g)

10.25        Purchase and Servicing Agreement dated as of December 1, 1996 among
             TNI Funding Company I, L.L.C., as Issuer, TNI Funding I, Inc. as
             Seller, Transmedia Network Inc., as Servicer, Frank Felix Associates,
             Ltd., as Back-up Servicer and The Chase Manhattan Bank, as Trustee.             (g)

10.26        Indenture dated as of December 1, 1996 between TNI Funding Company I,
             L.L.C., as Issuer and The Chase Manhattan Bank, as Trustee.                     (g)

10.27        Letter of Agreement dated January 29, 1997 between Transmedia Network
             Inc. and Stephen E. Lerch.                                                      (g)

10.28        Transmedia Network Inc. 1996 Long-Term Incentive Plan (including
             Amendments through August 5, 1998).                                             (b)

*10.29       Employment Agreement dated as of January 5, 1999 between Transmedia
             Network Inc. and Christine Donohoo.

*10.30       Employment Agreement dated as of  October 14, 1998 between Transmedia
             Network Inc. and Gene M. Henderson.

21.1         Subsidiaries of Transmedia Network Inc.                                         (a)

23.1         Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5).

23.2         Consent of KPMG LLP.

23.3         Consent of Arthur Andersen LLP.

24.1         Power of Attorney (included in the signature page hereto).

27.1         Financial Data Schedule.

---------
*  To be filed by amendment.


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------

*99.1        Form of subscription certificate.

*99.2 Form of Instructions to Stockholders as to use of subscription certificates.

*99.3        Form of Notice of Guaranteed Delivery for subscription certificates.

*99.4        Form of letter to dealers, banks, brokers, etc.

*99.5        Form of letter to stockholders.

---------
*  To be filed by amendment.


REFERENCES -- DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
(a) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated by reference.

(b) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, and incorporated by reference thereto.

(c) Filed as an exhibit to the Post Effective Amendment to the Registration Statement on Form S-1 (Registration No. 33-5036), and incorporated by reference thereto.

(d) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, and incorporated by reference thereto.

(e) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, and incorporated by reference thereto.

(f) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, and incorporated by reference thereto.

(g)          Filed as an exhibit to Transmedia's Annual Report on Form
             10-K/A for the fiscal year ended September 30, 1997, and incorporated by reference thereto.

(h) Filed as an exhibit to Transmedia's Current Report on Form 8-K dated as of November 6, 1997, and incorporated by reference thereto.

(i) Filed as an exhibit to Transmedia's Current Report on Form 8-K filed on March 3, 1998.

(j) Filed as an exhibit to Transmedia's Current Report on Form 8-K filed on July 14, 1999, and incorporated by reference thereto.

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes

         A. (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         C. (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, state of Florida on this 10th day of August, 1999.

                                   TRANSMEDIA NETWORK INC.

                                   By:  /s/ Gene M. Henderson
                                        ---------------------
                                        Gene M. Henderson
                                        President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of Transmedia Network Inc. in the capacities and on the dates indicated.

         Each person, in so signing, also makes, constitutes and appoints Gene
M. Henderson and Stephen E. Lerch, and each such person acting singly, with full power of substitution, his true and lawful attorney-in-fact, in his name, place and stead to sign for him, and in his name in the capacity indicated below, and any and all amendments and post-effective amendments to this Registration Statement, and any other Registration Statement filed by Transmedia Network Inc. pursuant to Rule 462(b) that registers additional amounts of shares of common stock for the offering contemplated by this Registration Statement and any amendment thereto, hereby ratifying and confirming our signatures as they may be signed by our attorneys.


Name                      Title                                   Date
----                      -----                                   ----
                          President and Chief Executive
                          Officer (Principal Executive
/s/ Gene M. Henderson     Officer), Director                      August 10, 1999
-----------------------
Gene M. Henderson


                          Executive Vice President and Chief
                          Financial Officer (Principal
/s/ Stephen E. Lerch      Financial and Accounting Officer)       August 10, 1999
-----------------------
Stephen E. Lerch


/s/ F. Philip Handy       Chairman of the Board                   August 10, 1999
-----------------------
F. Philip Handy


/s/ Jack Africk           Director                                August 10, 1999
-----------------------
Jack Africk


/s/ Rod F. Dammeyer       Director                                August 10, 1999
-----------------------
Rod F. Dammeyer



s/ Herbert M. Gardner    Director                                August 10, 1999
-----------------------
Herbert M. Gardner


/s/ George S. Wiedemann   Director                               August 10, 1999
-----------------------
George S. Wiedemann


/s/ Lester Wunderman      Director                               August 10, 1999
-----------------------
Lester Wunderman

                                 EXHIBIT INDEX


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------
*1.1         Form of Standby Purchase Agreement between Transmedia Network Inc.
             and Samstock, L.L.C.

 3.1         Certificate of Incorporation of Transmedia Network Inc., as amended.            (b)

 3.2         Certificate of Amendment to the Certificate of Incorporation of
             Transmedia Network Inc.                                                         (e)

 3.3         Certificate of Amendment to the Certificate of Incorporation of
             Transmedia Network Inc., as filed with the Delaware Secretary of
             State on March 22, 1994.                                                        (a)

 3.4         Form of Amendment to the Certificate of Incorporation of Transmedia
             Network Inc.

 3.5         Form of Certificate of Designations, Preferences and Rights of
             Series A Senior Convertible Redeemable Preferred Stock.

 3.6         By-Laws of Transmedia Network Inc.                                              (c)

*4.1         Form of Rights Agreement between Transmedia Network Inc. and American
             Stock Transfer & Trust Company, as subscription agent.

*4.2         Second Amended and Restated Investment Agreement dated as of June 30,
             1999 among Transmedia Network Inc., Samstock, L.L.C.,
             EGI-Transmedia Investors, L.L.C., Halmostock Limited
             Partnership and, with respect to Section 5 of the Agreement only, Robert M. Steiner, as trustee under declaration of trust dated March 9, 1983, as amended, establishing the Robert M.
             Steiner Revocable Trust.

*5.1         Opinion of Morgan, Lewis & Bockius LLP.

10.1         Asset Purchase Agreement, dated as of  March 17, 1999, between                  (j)
             Transmedia Network Inc. and SignatureCard, Inc., as amended by
             Amendment No. 1 thereto dated as of April 15, 1999 and Amendment
             No. 2 thereto dated as of May 31, 1999.

10.2         Option Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and SignatureCard, Inc.

10.3         Services Collaboration Agreement, dated as of June 30, 1999,                    (j)
             between Transmedia Network Inc. and SignatureCard, Inc.

10.4         Credit Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and The Chase Manhattan Bank.

10.5         Security Agreement, dated as of June 30, 1999, between Transmedia               (j)
             Network Inc. and The Chase Manhattan Bank.

---------
*  To be filed by amendment.


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------
10.6         Pledge Agreement, dated as of June 30, 1999, between Transmedia                 (j)
             Network Inc. and The Chase Manhattan Bank.

10.7         Credit Agreement, dated as of June 30, 1999, between GAMI Investments,          (j)
             Network Transmedia Network Inc., Transmedia Restaurant Company Inc.,
             Transmedia Service Company Inc. and TMNI International Incorporated.

10.8         1987 Stock Option and Rights Plan, as amended.                                  (a)

10.9         Form of Stock Option Agreement (as modified) between Transmedia
             Network Inc. and certain Directors.                                             (g)

10.10        Amended and Restated Employment Agreement dated as of November 15,
             1996 between Transmedia Network Inc. and Melvin Chasen.                         (f)

10.11        Amended and Restated Consulting Agreement dated as of November 15,
             1996 between Transmedia Network Inc. and Melvin Chasen.                         (f)

10.12        Second Restated and Amended Employment Agreement dated as of
             October 1, 1998 between Transmedia Network Inc. and James Callaghan.

10.13        Master License Agreement dated December 14, 1992 between Transmedia
             Network Inc. and Conestoga Partners, Inc.                                       (d)

10.14        First Amendment to Master License Agreement dated April 12, 1993,
             between Transmedia Network Inc. and Conestoga Partners, Inc.                    (e)

10.15        Second Amendment to Master License Agreement -- Assignment and
             Assumption Agreement dated August 11, 1993 among Transmedia Network
             Inc., TMNI International Incorporated and Transmedia Europe, Inc.               (e)

10.16        Master License Agreement Amendment No. 3 dated November 22, 1993
             between TMNI International Incorporated and Transmedia Europe, Inc.             (e)

10.17        Master License Agreement dated March 21, 1994 between TMNI
             International Incorporated and Conestoga Partners II, Inc. licensing
             rights in the Asia Pacific region.                                              (a)

10.18        Agreement, dated as of December 6, 1996, among Transmedia Network
             Inc., TMNI International Incorporated, Transmedia Europe Inc. and
             Transmedia Asia Pacific Inc.                                                    (f)

10.19        Stock Purchase and Sale Agreement, dated as of November 6, 1997, among Transmedia Network Inc., Samstock, L.L.C., and Transmedia
             Investors, L.L.C.                                                               (h)

10.20        Form of Warrant to purchase Common Stock.                                       (i)

---------
*  To be filed by amendment.


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------
10.21        Amended and Restated Agreement Among Stockholders Agreement, dated as of March 3, 1998, among Transmedia Network Inc., Samstock,
             L.L.C., EGI-Transmedia Investors, L.L.C., Melvin Chasen, Iris
             Chasen and Halmstock Limited Partnership.                                      (i)

10.22        Stockholders Agreement, dated as of March 3, 1998, among Transmedia
             Network Inc., EGI-Transmedia Investors, L.L.C., Samstock, L.L.C. and
             Melvin Chasen and Halmstock Limited Partnership.                               (i)

10.23        Security Agreement dated as of December 1, 1996 among TNI Funding
             Company I, L.L.C. as Issuer, The Chase Manhattan Bank as Trustee
             and as Collateral Agent, TNI Funding I, Inc., as Seller and
             Transmedia Network Inc., as Servicer.                                          (g)

10.24        Purchase Agreement dated as of December 1, 1996 among Transmedia
             Network Inc., Transmedia Restaurant Company Inc., Transmedia Service
             Company Inc. and TNI Funding I, Inc., as Purchaser.                            (g)

10.25        Purchase and Servicing Agreement dated as of December 1, 1996 among
             TNI Funding Company I, L.L.C., as Issuer, TNI Funding I, Inc. as
             Seller, Transmedia Network Inc., as Servicer, Frank Felix Associates,          (g)
             Ltd., as Back-up Servicer and The Chase Manhattan Bank, as Trustee.

10.26        Indenture dated as of December 1, 1996 between TNI Funding Company I,
             L.L.C., as Issuer and The Chase Manhattan Bank, as Trustee.                    (g)

10.27        Letter of Agreement dated January 29, 1997 between Transmedia Network
             Inc. and Stephen E. Lerch.                                                     (g)

10.28        Transmedia Network Inc. 1996 Long-Term Incentive Plan (including
             Amendments through August 5, 1998).                                            (b)

*10.29       Employment Agreement dated as of January 5, 1999 between Transmedia
             Network Inc. and Christine Donohoo.

*10.30       Employment Agreement dated as of  October 14, 1998 between Transmedia
             Network Inc. and Gene M. Henderson.

21.1         Subsidiaries of Transmedia Network Inc.                                        (a)
23.1         Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5).
23.2         Consent of KPMG LLP.
23.3         Consent of Arthur Andersen LLP.

24.1         Power of Attorney (included in the signature page hereto).
27.1         Financial Data Schedule.
*99.1        Form of subscription certificate.

---------
*  To be filed by amendment.


Exhibit No.  Description of Exhibit                                                    Page/Reference
-----------  ----------------------                                                    --------------
*99.2        Form of Instructions to Stockholders as to use of subscription certificates.

*99.3        Form of Notice of Guaranteed Delivery for subscription certificates.

*99.4        Form of letter to dealers, banks, brokers, etc.

*99.5        Form of letter to stockholders.

---------
*  To be filed by amendment.

REFERENCES -- DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

(a) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated by reference.

(b) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, and incorporated by reference thereto.

(c) Filed as an exhibit to the Post Effective Amendment to the Registration Statement on Form S-1 (Registration No. 33-5036), and incorporated by reference thereto.

(d) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, and incorporated874 by reference thereto.

(e) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, and incorporated by reference thereto.

(f) Filed as an exhibit to Transmedia's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, and incorporated by reference thereto.

(g) Filed as an exhibit to Transmedia's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1997, and incorporated by reference thereto.

(h) Filed as an exhibit to Transmedia's Current Report on Form 8-K dated as of November 6, 1997, and incorporated by reference thereto.

(i) Filed as an exhibit to Transmedia's Current Report on Form 8-K filed on March 3, 1998.

(j) Filed as an exhibit to Transmedia's Current Report on Form 8-K filed on July 14, 1999, and incorporated by reference thereto.